Exhibit 99.1

MIZA III VENTURES INC.

and

SCISPARC LTD.

ASSET AND SHARE PURCHASE AGREEMENT

OCTOBER 9, 2025

TABLE OF CONTENTS

Part 1 INTERPRETATION		1

1.1	Definitions	1
1.2	Schedules	9
1.3	Interpretation	9
1.4	Governing Law	10
1.5	Severability	10
1.6	Entire Agreement	10
1.7	Waiver	10

Part 2 Purchase and Sale AND RELATED TRANSACTIONS		10

2.1	Purchase	10
2.2	Retention of Liabilities	11
2.3	Consideration	11
2.4	Assignment of Rights to the Purchased Assets	11
2.5	Allocation of Purchase Price	11
2.6	Third Party Consents	12
2.7	Reconstitution of Board and Management	12
2.8	Name Change	12
2.9	Finders’ Fees	12

Part 3 Representations and Warranties of the Vendor		13

3.1	Representations and Warranties of the Vendor	13
3.2	Survival of Representations and Warranties of the Vendor	19
3.3	Reliance	19

Part 4 Representations and Warranties of The Purchaser		19

4.1	Representations and Warranties of the Purchaser	19
4.2	Fees	23
4.3	Other Representations	23
4.4	Survival	23
4.5	Reliance	24

Part 5 Covenants		24

5.1	Covenants of the Vendor	24
5.2	Covenants of the Purchaser	27
5.3	Mutual Covenants	30
5.4	Alternative Transaction	30
5.5	Facilitation of Transaction	31
5.6	Straddle Periods.	32
5.7	Confidentiality	32
5.8	Public Announcements	33
5.9	Notification for Certain Matters	33
5.10	Consents	34
5.11	Vendor Financial Statements	34

Part 6 Closing		34

6.1	Closing Date and Location	34
6.2	Closing	34
6.3	Deliveries by Purchaser at Closing	35
6.4	Deliveries by Vendor at Closing	36

Part 7 MUTUAL CONDITIONS PRECEDENT		37

7.1	Mutual Conditions Precedent	37
7.2	Notice and Cure Provisions	37

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Part 8 PURCHASER’S Conditions Precedent		38

8.1	Purchaser’s Conditions	38
8.2	Waiver	38

Part 9 VENDOR’S Conditions Precedent		39

9.1	Vendor’s Conditions	39
9.2	Waiver	39

Part 10 FURTHER ASSURANCES		39

10.1	Further Assurances	39

Part 11 Indemnities		40

11.1	Indemnification of Purchaser by Vendor	40
11.2	Claims Under Vendor’s Indemnities	40
11.3	Indemnification Limitations	41
11.4	Indemnification of Vendor by Purchaser	42
11.5	Claims Under Purchaser’s Indemnities	42
11.6	Survival of Indemnities	43
11.7	Indemnification Limitations	43

Part 12 TERMINATION, AMENDMENT AND WAIVER		44

12.1	Termination by the Purchaser	44
12.2	Termination by the Vendor	44
12.3	Effect of Termination	44
12.4	Amendment	44
12.5	Extension and Waiver	44

Part 13 General		45

13.1	Expenses	45
13.2	Arbitration	45
13.3	Time	45
13.4	Notices	45
13.5	Further Assurances	46
13.6	Enurement	46
13.7	Assignment	46
13.8	Counterparts	47
13.9	Severability	47
13.10	Entire Understanding	47
13.11	Binding Effect; No Third Party Beneficiaries	47
13.12	Language	47

Schedule A INTELLECTUAL PROPERTY ASSETS		a-1

Schedule B FORM OF CONTINGENT RIGHT CERTIFICATE		B-1

Schedule C form of convertible NOTE		C-1

Schedule D ASSET ACQUISITION STATEMENT		D-1

ii

ASSET AND SHARE PURCHASE AGREEMENT

THIS AGREEMENT is made as of October 9, 2025.

BETWEEN:

MIZA III VENTURES INC., a corporation existing under the Laws of the Province of British Columbia

(“Purchaser”)

AND:

SCISPARC LTD., a company existing under the Laws of Israel

(“Vendor”)

WHEREAS:

A.	The Vendor owns a 100% interest in the Purchased Assets (as defined herein);

B.	The Vendor owns the SNI Shares (as defined herein);

C.	The Vendor wishes to sell, and the Purchaser wishes to purchase, all of the Vendor’s interest in the Purchased Assets, including the IP Assets (as defined herein) and the Vendor’s interest in SNI Shares, on the terms and conditions set forth herein (the “Transaction”); and

D.	The completion of this Agreement is intended to, among other things, constitute a “qualifying transaction” of the Purchaser pursuant to the policies of the TSXV.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and mutual agreements and covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties covenant and agree as follows:

Part 1
INTERPRETATION

1.1	Definitions

In this Agreement, the words defined above have the meanings ascribed thereto and the following words and phrases shall have the following meanings:

(a)	“Affiliate” has the meaning ascribed thereto under the Securities Act (British Columbia);

(b)	“Agreement” shall mean this Asset and Share Purchase Agreement, together with the recitals above and the Schedules hereto, as amended, supplemented or otherwise modified from time to time;

(c)	“Alternative Transaction” means, other than the transactions contemplated in this Agreement, any offer, proposal or inquiry relating to, or any Person’s indication of interest in: (i) the sale, license, disposition, or acquisition of all or a material portion of Purchased Assets or the SNI Shares; (ii) the issuance, disposition, or acquisition of (A) any capital stock or other equity security of the Purchaser or SNI, (B) any subscription, option, call, warrant, pre-emptive rights, right of first refusal, or any other right (whether or not exercisable) to acquire any capital stock of other equity security of the Purchaser or SNI, or (C) any security, instrument or obligation that is or may become convertible into or exchangeable for any capital stock or other equity security of the Purchaser or SNI; or (iii) any merger, consolidation, business combination, reorganization, or similar transaction involving the Purchaser or SNI;

(d)	“Asset Acquisition Statement” has the meaning set forth in Section 2.5;

(e)	“Authorizations” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of any Government Authority, regulatory agency or self-regulatory organizations required by the Purchaser or the Vendor in connection with the completion of this Agreement;

(f)	“Books and Records” means the books and records of the Vendor that are directly related to the Business and the Purchased Assets and SNI in the possession or control of the Vendor, including financial, corporate, operations and sales books, records, books of account, sales and purchase records, formulae, sales promotional data, advertising materials, cost and pricing information, accounting records, business reports, plans and projections and all other documents, surveys, plans, files, records, correspondence and other data and information, financial or otherwise, including all data and information stored on computer-related or other electronic media, the share registry and minute books of SNI but excluding (i) Excluded Books and Records and (ii) information which is either protected under privacy laws or under attorney-client privilege;

(g)	“Business” means the research, development and sale of pharmaceutical and nutraceutical products based on cannabinoid therapies and related R&D projects and assets;

(h)	“Business Day” means any day, other than a Saturday, Sunday or any statutory holiday, when banks are open for business in the city of Vancouver, British Columbia, Canada or both days of Rosh Hashanah and Shavuoth, Yom Kippur, Tisha B’av, the first two days of Succoth, Shimini Atzeret and Simchat Torah, and the last two days of Passover and Purim;

(i)	“Business and Technical Information” means all financial, operating, technical and other information and data in whatever form and however communicated, developed, conceived, originated or obtained in connection with the IP Assets and the Business, in the possession of, or owned by, the Vendor, but expressly excludes any such information and data pertaining to any other project or business of the Vendor;

(j)	“Closing” means the completion of the transactions of purchase and sale contemplated in this Agreement;

(k)	“Closing Date” means such date as may be agreed to in writing by the Parties as the date on which the Closing shall take place, but in any event not later than the Termination Date;

(l)	“Closing Documents” means the documents required to be delivered pursuant to Section 6.2;

(m)	“Closing Time” means 10:00 a.m. (Vancouver time) on the Closing Date or such other time as may be agreed to in writing by the Parties;

(n)	“Confidential Information” means, with respect to the Purchased Assets, confidential or non-public information and trade secrets, including confidential or non-public: proprietary information, know how, technology, technical data, proprietary processes, specifications, formulations, formulae, materials or compositions of matter of any type or kind (patentable or otherwise), marketing reports, customer lists and supplier lists, study reports, regulatory submission summaries and regulatory submission documents, expertise, test data, analytical and quality control data, studies and procedures, schematics, test methodologies, simulation and development tools, prototypes and other devices;

(o)	“Consents and Notices” means:

(i)	all requirements of any Government Authorities;

(ii)	any approvals by any stock exchange, or other regulatory authority, including the TSXV;

(iii)	all consents, approvals or notices required to be given to or received from any Person pursuant to a Contract;

(iv)	all filings, registrations or notices to any Government Authority required under Law; and

(v)	the expiration of all notice periods established under Law, established by any Government Authority or established pursuant to any Contract,

necessary to permit the consummation of the transactions contemplated by this Agreement;

(p)	“Contingent Right Certificate” means a certificate representing the MIZA Contingent Rights in the form attached hereto as Schedule B.

(q)	“Contingent Right Shares” means the MIZA Common Shares issuable upon conversion of the MIZA Contingent Rights upon the satisfaction of the applicable Milestone, on the terms and conditions set forth in the Contingent Right Certificate;

(r)	“Contracts” means those subsisting agreements, contracts, memorandum of understandings, instruments, leases, permits, licenses and other commitments, oral or written, entered into by the Vendor or by which the Vendor is bound, which are significant to the Business, as disclosed to the Purchaser in writing.

(s)	“Convertible Note” means the unsecured grid promissory note issuable by the Purchaser to the Vendor or a third party on its behalf on the Closing Date; such Convertible Note to have a principal of up to CAD$1,000,000, a cash interest at the rate of 7% per annum and entitle the Vendor to up to 4,000,000 MIZA Common Shares upon conversion at a price per share of CAD$0.25 and to be in the form attached hereto as Schedule C;

(t)	“Employment Agreements” has the meaning ascribed thereto in section 3.1(w);

(u)	“Encumbrance” means any mortgage, easement, right-of-way, encroachment, covenant, condition, right of re-entry, right of possession, lease, license, lien, charge, pledge, assignment, option, claim, title defect, hypothecation, security interest, title retention right, including any agreement to give any of the foregoing, or other encumbrance of any nature or kind whatsoever;

(v)	“Escrow Agent” means Endeavor Trust Corporation;

(w)	“Escrowed Securities” means the securities held by the Escrowed Securityholders and subject to the TSXV Escrow Agreement;

(x)	“Escrowed Securityholders” means the securityholders of the Purchaser that will be a director, officer, or will own 10% or more of the issued and outstanding share capital of the Purchaser after the Closing Date, or who is otherwise subject to escrow requirements of the TSXV pursuant to TSXV Policy 5.4 – Escrow, Vendor Consideration and Resale Restrictions;

(y)	“Excluded Assets” means (i) the Excluded Books and Records; and (ii) all amounts received for Taxes, including all Tax refunds, in respect of any Vendor Tax Period relating to the Business or the Purchased Assets, together with any interest due thereon;

(z)	“Excluded Books and Records” means all corporate, financial, taxation, Tax Returns and other books and records of the Vendor not related to the Business, the Purchased Assets, or SNI Shares;

(aa)	“Filing Statement” means the TSXV filing statement prepared by the Purchaser and the Vendor in accordance with the TSXV Form 3B1;

(bb)	“Finders” means Lavi Krasney, Itamar David and Kfir Zilberman;

(cc)	“Finders’ Shares” has the meaning ascribed thereto in section 2.9;

(dd)	“Government Authority” means:

(i)	any domestic or foreign, national, federal, provincial, state, regional, municipal, county or other local government;

(ii)	any body exercising any statutory, regulatory, expropriation or taxing authority on behalf or under the authority of any of the governments described in (i) above or any Laws, including any ministry, directorate, department, commission, bureau, board, administrative or other agency, regulatory body or instrumentality thereof;

(iii)	any quasi-governmental or private body exercising any statutory, regulatory, expropriation or taxing authority operating under the authority of any of the governments described in (i) above or any Laws;

(iv)	any domestic or foreign judicial, quasi-judicial or administrative court, tribunal, commission, board or panel acting under the authority of any of the governments described in (i) above or any Laws; and

(v)	the TSXV;

(ee)	“IFRS” means the International Financial Reporting Standards issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee;

(ff)	“Indebtedness” of any Person means all obligations of such Person (a) for money borrowed, whether or not evidenced by bonds, debentures, notes or other similar instruments (including obligations to reimburse any other Person under any letter of credit, banker’s acceptance or related reimbursement agreement, to the extent drawn and not repaid, and any notes issued by such Person in connection with any acquisition undertaken by such Person); (b) relating to any lease that is required to be classified as a capital lease in accordance with generally accepted accounting principles; (c) for amounts owing or due under any interest rate protection agreement, derivative instrument, “swap” agreement or similar agreement (valued on a fair market value basis); (d) in respect of the deferred purchase price of property (other than trade accounts payable and other accrued current liabilities arising in the ordinary course of business); (e) to guarantee or be liable for obligations of the types described in clauses (a) to (d) above, of any Person; and (f) for any accrued interest, prepayment premium or penalty or other costs, fees or expenses related to the foregoing.

(gg)	“Intellectual Property” means: (i) all works, including literary, artistic and graphic works, databases, and compilations thereof, including computer software, source code, object code, firmware, development tools, files, records and data, (the “Works”); (ii) all inventions, arts, processes, machines, manufactures, compositions of matter and developments, whether or not patentable, patented or the subject of applications for patents (the “Inventions”); (iii) all trade names, logos, trade dress, trademarks and service marks (“Marks”); (iv) all industrial designs, whether or not patentable or registrable, patented or registered or the subject of applications for design patent or registration (“Designs”); (v) all Confidential Information;

(hh)	“Intellectual Property Rights” means any and all industrial and intellectual property and proprietary rights in the Intellectual Property, including, without limitation, the following: (i) all patents and applications therefor and rights to file applications for the Inventions and all reissues, divisions, renewals, extensions, re-examinations, reissues, provisionals, continuations and continuations-in-part thereof and other derivative applications and patents; (ii) all rights in the Confidential Information; (iii) all design patents, design registrations, pending patent and design applications and rights to file applications for the Designs, including all rights of priority and rights in continuations, continuations-in-part, divisions, re-examinations, reissues and other derivative applications and patents; (iv) all trademark and service mark registrations for the Marks, trademark and service mark applications for the Marks, any rights arising from the use, application for or registration of the Marks, and any and all goodwill associated with and symbolized by the Marks; and (v) all copyright and other rights and all registrations, pending applications for registration and rights to file applications for, and all moral rights and, where a Party is not the author, the benefits of such Party in all waivers of moral rights in, the Works;

(ii)	“IP Assets” means those Intellectual Property Rights and other Intellectual Property of the Vendor listed in Schedule A hereto;

(jj)	“Judgment” means, any judgment, decree, order, decision, injunction, award or ruling of any Government Authority;

(kk)	“Laws” means all domestic or foreign federal, national, provincial, state, regional, municipal, local or other constitutions, treaties, laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, communiqués, policies, voluntary restraints, guidelines, requirements, directives and any Judgments, including general principles of civil or common law, binding on or affecting the Person referred to in the context in which such word is used;

(ll)	“Liability” means any debt, liability or obligation (whether direct or indirect, known or unknown, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due), and including all costs and expenses relating thereto;

(mm)	“Material Adverse Change” means any change in the business, operations, affairs, Purchased Assets, liabilities, capitalization, financial condition, prospects, licenses, permits, rights or privileges, of the Vendor or SNI which could reasonably be expected to materially and adversely affect the Business taken as a whole, except that none of the following, either alone or in combination, shall be considered in determining whether there has been a “Material Adverse Change” or breach of a representation, warrant, covenant or agreement that is qualified by the term “Material Adverse Change”: (i) changes, effects, events or conditions affecting Israeli, Canadian or American or other financial or securities markets or general economic or political conditions, including changes in the credit, interest rate, commodity and currency markets or in the availability of financing, except to the extent any such change disproportionately impacts the Business relative to other companies operating in the industries in which the Business operations; (ii) changes, effects, events or conditions that result from the execution, announcement or performance of this Agreement or the identity of the Purchaser (which the Vendor unreasonably objects to) or the consummation of the transactions contemplated hereby; (iii) changes, effects, events or conditions that result from any action or omission required to be taken pursuant to this Agreement or at the request of or with the prior written consent of the Purchaser, (iv) changes, effects, events, or conditions arising from acts of war (whether or not declared), armed hostilities, terrorism, or other international or national calamity or crisis; and (v) changes, effects, events, or conditions arising from pandemics, epidemics, or other public health crises, including COVID-19 and any evolutions or mutations thereof;

(nn)	“material fact”, “material change” and “misrepresentation” have the meanings ascribed to such terms under the Securities Act;

(oo)	“Milestone” means the Purchaser (i) completing a transaction resulting in either the listing of the Purchaser on the New York Stock Exchange or the NASDAQ (each, a “US Exchange”) or other transaction resulting in the issuance of shares listed on a US Exchange to holders of MIZA Common Shares in exchange for such MIZA Common Shares (in either case, an “Uplisting Transaction”) if such Uplisting Transaction is completed within twenty four (24) months of date of the Closing Date; (ii) successfully raising in the aggregate US$10 million or more in equity and/or debt financing within forty-eight (48) months of the Closing Date; and (iii) completing a clinical trial within forty-eight (48) months of the Closing Date;

(pp)	“MIZA Balance Sheet” has the meaning ascribed thereto in subsection 4.1(f)(i) hereof;

(qq)	“MIZA Common Shares” means the common shares in the capital of the Purchaser;

(rr)	“MIZA Contingent Rights” means the contingent value rights to be issued to the Vendor on the Closing Date, each of which entitles the holder thereof to acquire one Contingent Right Share for no additional consideration upon the satisfaction of the applicable Milestone, on the terms and conditions set forth in the Contingent Right Certificate;

(ss)	“MIZA Financial Statements” means the most recent financial statements of the Purchaser posted to the MIZA Public Disclosure Record;

(tt)	“MIZA Public Disclosure Record” means all press releases, material change reports, material contracts, management proxy circulars, financial statements, management’s discussion and analysis, prospectuses and all other documents required to be filed under applicable Securities Laws by or on behalf of the Purchaser to its SEDAR+ profile;

(uu)	“Parties” means the Vendor and the Purchaser, and “Party” means any of them;

(vv)	“Payment Rights” has the meaning ascribed to it in Section 2.3(c) of this Agreement;

(ww)	“Payment Securities” has the meaning ascribed to it in Section 2.3(c) of this Agreement;

(xx)	“Payment Shares” has the meaning ascribed to it in Section 2.3(a) of this Agreement;

(yy)	“Payment Warrants” has the meaning ascribed to it in Section 2.3(b) of this Agreement.

(zz)	“Permits” means all permits, licenses, certificates of authority, Authorizations, approvals, registrations, variances, franchises or similar consents granted or issued by any Government Authority necessary to operate the Business, as listed disclosed to the Purchaser in writing.

(aaa)	“Permitted Encumbrance” means the Encumbrances as disclosed to the Purchaser.

(bbb)	“Person” includes an individual, corporation, body corporate, partnership, joint venture, association, trust or unincorporated organization or any trustee, executor, administrator or other legal Representative thereof or heirs, successors and assigns of such persons as the context may require;

(ccc)	“Personal Information” means any data or information in any media that is used or reasonably capable of being used alone or in combination with other information to identify an individual and is regulated as personal data or personal information under applicable Laws;

(ddd)	“Proceeding” means any action, cause of action, suit or proceeding, including appeals or applications for review, before or by any Government Authority, arbitrator or arbitration board or any investigation or inquiry by any Government Authority;

(eee)	“Purchased Assets” means all of the Vendor’s right, title, and/or interest in, to and under, or relating to, the assets, properties and undertakings related to the operation of the Business and including, for greater certainty and without limitation, the:

(i)	IP Assets;

(ii)	Subject to Section 2.6, all Contracts;

(iii)	All prepaid expenses and deposits of the Vendor relating to or arising out of the operation of the Business;

(iv)	Subject to Section 2.6, all Permits;

(v)	Books and Records;

(vi)	Business and Technical Information;

(vii)	All other rights, properties and assets of the Vendor owned by the Vendor necessary to the operation of the Business of whatsoever nature or kind and wherever situated, but excluding the Excluded Assets;

(fff)	“Representative” means, as to any Person, such Person’s Affiliates and its Affiliates’ respective agents, directors, officers, employees, consultants, advisors (including, without limitation, financial, legal and accounting advisors) and representatives;

(ggg)	“Securities Laws” means the securities legislation and regulations of, and the instruments, policies, rules, orders, codes, notices and interpretation notes of the applicable securities regulatory authority or applicable securities regulatory authorities of, the applicable jurisdiction or jurisdictions collectively;

(hhh)	“SNI” means SciSparc Nutraceuticals Inc., a corporation existing under the laws of the State of Delaware, a majority-owned subsidiary of the Vendor.

(iii)	“SNI Shares” means the 59 ordinary shares of SNI registered in the name of Vendor, representing 50.86% of the issued and outstanding ordinary stock of SNI;

(jjj)	“Straddle Period” means any taxable year or period beginning before and ending after the Closing Date;

(kkk)	“Tax” means all forms of direct or indirect taxation, duties, levies, charges, fees, withholding (including but not limited to health, welfare, social security, employment and similar payments) and imposts, whether payable directly or indirectly, including, corporate tax, partnership tax (or any other business tax), income tax, value added tax, stamp tax, banking and insurance transactions tax, municipality taxes, social security taxes, customs and other import duties, capital gains tax, withholding tax on securities trading transactions and service arrangements with foreign counterparts, expenses, penalties and interest relating to the foregoing or resulting from a failure to comply with any provisions of any enactment relating to any of the foregoing;

(lll)	“Tax Return” means all returns, information returns, reports, declarations, elections, notices, filings, forms, statements and other documents and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes;

(mmm)	“Termination Date” means October 31, 2025;

(nnn)	“TSXV” means the TSX Venture Exchange;

(ooo)	“TSXV Escrow Agreement” means the Value Security Escrow Agreement and/or the Surplus Security Escrow Agreement (each as defined in accordance with the policies of the TSXV), as applicable;

(ppp)	“Vendor’s Authorizations” means the Authorizations, approvals and consents which are required by the Vendor to complete the transactions contemplated under this Agreement;

(qqq)	“Vendor Balance Sheet” has the meaning ascribed thereto in section 3.1(h);

(rrr)	“Vendor Financial Statements” means the carve-out audited financial statements of the Purchased Assets as at and for the financial year ended December 31, 2024 and 2023, the audited financial statements of SNI as at and for the financial year ended December 31, 2024 and 2023 and the unaudited interim financial statements as at and for the six months ended June 30, 2025, for both the Purchased Assets and SNI; and

(sss)	“Vendor Tax Period” means and includes any and all periods ending before the Closing Date and, in addition, the portion of any Straddle Period that consists of a partial period deemed to end immediately before the Closing Date; provided, that in the case of any Straddle Period, for the purposes hereof, the Books and Records shall be deemed to have been closed as at and as of the beginning of the Closing Date.

1.2	Schedules

The following are the Schedules to this Agreement and are incorporated into and form an integral part of this Agreement:

Schedule A	Intellectual Property Assets
Schedule B	Form of Contingent Right Certificate
Schedule C	Form of Convertible Note
Schedule D	Asset Acquisition Statement

1.3	Interpretation

For the purposes of this Agreement, except as otherwise expressly provided herein:

(a)	“this Agreement” means this Agreement, including the recitals and Schedules hereto, as it may from time to time be supplemented or amended;

(b)	all references in this Agreement to a designated “Part”, “Section”, “Subsection”, or other subdivision, or to a “Schedule”, is to the designated Part, Section, Subsection or other subdivision of or Schedule to this Agreement unless otherwise specifically stated;

(c)	the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Part, Section, Subsection or other subdivision or Schedule;

(d)	the singular of any term includes the plural and vice versa and the use of any term is equally applicable to any gender;

(e)	the word “or” is not exclusive and the word “including” is not limiting (whether or not non-limiting language such as “without limitation” or “but not limited to” or other words of similar import are used with reference thereto);

(f)	all accounting terms not otherwise defined in this Agreement have the meanings assigned to them in accordance with generally accepted accounting principles applicable in British Columbia and/or Canada, applied on a consistent basis with prior years;

(g)	except as otherwise provided, any reference to a statute includes and is a reference to such statute and to the regulations made pursuant thereto with all amendments made thereto and in force from time to time, and to any statute or regulations that may be passed which have the effect of supplementing or superseding such statute or regulations;

(h)	where the phrase “to the best of the knowledge of” or phrases of similar import are used in this Agreement, it shall be deemed to mean that the Person in respect of whom the phrase is used shall have made reasonable due enquiries;

(i)	the headings to the Parts, Sections and Subsections of this Agreement are inserted for convenience only and do not form a part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof;

(j)	any reference to a corporate entity includes and is also a reference to any corporate entity that is a successor to such entity;

(k)	the representations, warranties, covenants and agreements contained in this Agreement shall not merge at Closing and shall continue in full force and effect from and after the Closing Date for the applicable period set out in this Agreement;

(l)	unless otherwise specifically noted, all references to money in this Agreement are or shall be to money in lawful money of Canada; and

(m)	if any action is required to be taken under this Agreement on a day that is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.4	Governing Law

This Agreement shall be construed both in accordance with the Laws of British Columbia and the federal Laws of Canada applicable in British Columbia.

1.5	Severability

If an arbitrator, court or other tribunal of competent jurisdiction determines that any one or more of the provisions contained in this Agreement is invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of such provision or provisions shall not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby, unless in either case as a result of such determination this Agreement would fail in its essential purpose.

1.6	Entire Agreement

This Agreement constitutes the entire agreement between the Parties and supersedes all prior agreements and understandings, oral or written, by and between any of the Parties with respect to the subject matter hereof, including the letter of intent between the Parties dated July 3, 2024, as amended.

1.7	Waiver

If any Party breaches any provision of this Agreement, the failure of any other Party to require strict performance shall not constitute a waiver of such breach or otherwise prejudice the other Party from subsequently enforcing the provisions hereof as they relate to the breach in question or any similar or other breach. No waiver of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provision (whether or not similar) of this Agreement, nor shall such waiver constitute a continuing waiver unless otherwise expressly provided in writing duly executed by the Party to be bound thereby.

Part 2
Purchase and Sale AND RELATED TRANSACTIONS

2.1	Purchase

On and subject to the terms and conditions of this Agreement, including the representations, warranties and covenants contained herein, the Vendor shall sell, assign, transfer and convey unto the Purchaser all of the Vendor’s interest in the Purchased Assets and SNI Shares, free and clear of all Encumbrances, other than Permitted Encumbrances or as set forth herein, to the Purchaser or, at the direction of the Purchaser, to the Purchaser and/or a permitted assignee of the Purchaser in accordance with Section 13.7, and the Purchaser and such permitted assignee shall purchase, accept and receive, all right, title and interest in or to the Purchased Assets and SNI Shares.

2.2	Retention of Liabilities

The Purchaser will not assume, acquire or otherwise become subject to any Liability or Indebtedness of the Vendor hereunder or in connection with the Transaction.

2.3	Consideration

As consideration for the sale, assignment, transfer and conveyance by the Vendor to the Purchaser of the Purchased Assets and SNI Shares pursuant to this Agreement, the Purchaser will at Closing:

(a)	issue 63,300,000 MIZA Common Shares (the “Payment Shares”) to the Vendor on a prospectus and registration exempt basis at a deemed price per share of $0.250 as validly issued and fully paid and non-assessable shares, free and clear of any Encumbrances (other than pursuant to applicable statutory or TSXV Escrow Agreement), and shall deliver or cause to be delivered to the Vendor share certificates and/or direct registration statements as directed by the Vendor, representing the Payment Shares.

(b)	issue 4,000,000 common share purchase warrants (the “Payment Warrants”) to the Vendor. Each Payment Warrant will be exercisable to acquire one (1) Miza Common Share at an exercise price of CAD$0.25 for a period of five years from the date of issuance thereof.

(c)	issue 48,000,000 MIZA Contingent Rights (the “Payment Rights” and together with the Payment Shares and Payment Warrants, the “Payment Securities”) to the Vendor on a prospectus and registration exempt basis, subject to the terms and conditions contained in the Contingent Right Certificate.

(d)	the Vendor and the Purchaser hereby agree and acknowledge that the Payment Securities shall only be issued pursuant to available exemptions under applicable Securities Laws on a prospectus exempt basis, including, without limitation, exemptions available under National Instrument 45-106 - Prospectus Exemptions. Accordingly, in the case of Escrowed Securityholders, the Payment Securities will be subject to a four-month hold period and will bear the following legend:

“UNLESS PERMITTED UNDER APPLICABLE SECURITIES LEGISLATION, THE HOLDER OF THESE SECURITIES MUST NOT TRADE THE SECURITIES BEFORE [THE DATE THAT IS FOUR (4) MONTHS AND A DAY AFTER THE CLOSING DATE]”;

(e)	the Vendor recognizes that the Escrowed Securities will be subject to a TSXV Escrow Agreement in accordance with the policies of the TSXV.

2.4	Assignment of Rights to the Purchased Assets

Upon receipt by the Vendor of the Payment Securities as required by Sections 2.1 and 2.3, all right, title and interest in and to the Purchased Assets and SNI Shares shall, as between the Parties, be deemed to be transferred to, and held by, the Purchaser notwithstanding any further actions which must be taken by the Parties to effectively transfer title to the Purchaser after Closing.

2.5	Allocation of Purchase Price

The Vendor and the Purchaser shall allocate the value of the Payment Securities (the “Purchase Price”) among the Purchased Assets and SNI Shares as specified in Schedule D (the “Asset Acquisition Statement”). The Purchase Price for Purchased Assets and SNI Shares shall be allocated in accordance with the Asset Acquisition Statement, as updated, and all Tax Returns and reports filed by the Purchaser and the Vendor and its Affiliates shall be prepared consistently with such allocation.

2.6	Third Party Consents

To the extent that any of the Purchased Assets are not, as a matter of Law or by its terms, (i) assignable or transferable or (ii) assignable or transferable without the consent of another party, this Agreement shall not constitute an assignment or an attempted assignment thereof if such assignment or attempted assignment would constitute a breach thereof or a default thereunder. To the extent that any Contract is not transferred to the Purchaser in compliance with Section 2.1, then such Contract shall not be transferred or assigned to the Purchaser pursuant to this Agreement. The Vendor shall use commercially reasonable efforts to obtain the consent of such party to the assignment of any such Contract or Permit to the Purchaser in all cases in which such consent is or may be required for such assignment and at its sole cost and expense. If and to the extent that such consent cannot be obtained the Purchase Price shall not be adjusted. Any increase in fees, charges or other payments resulting after the assignment or transfer shall be borne by the Purchaser and/or SNI.

2.7	Reconstitution of Board and Management

In connection with the Transaction, on the Closing Date the Purchaser will:

(a)	procure the resignations of the incumbent directors of the Purchaser (the “Legacy Directors”) and have such Legacy Directors waive and release any and all claims against the Purchaser in a form acceptable to the Vendor;

(b)	fill the vacancies created by the resignations of the Legacy Directors by nominating the following individuals as directors (the “New Directors”):

Itschak Sherm – Chairman

Lior Vider

Alon Dayan

Ohad David

(c)	procure the resignations of the incumbent officers of the Purchaser (the “Legacy Officers”) and have such Legacy Officers waive and release any and all claims against the Purchaser in a form acceptable to the Vendor;

(d)	fill the vacancies created by the resignations of the Legacy Officers by appointing the following individuals as officers (the “New Officers”):

Oz Adler (CEO)

Gabi Kabazo (CFO)

Dr. Adi Zuloff-Shani (CTO)

2.8	Name Change

As at the Closing Time, the Purchaser will be renamed “NeuroThera Labs Inc.” or such other name as the Vendor and Purchaser may determine, acting reasonably (the “Name Change”).

2.9	Finders’ Fees

A finder’s fee of 3,000,000 MIZA Common Shares (the “Finders’ Shares”) will be issuable to the Finders (or their wholly-owned holding companies) on the Closing Date as set out in the table below, subject to TSXV approval and requirements, including any applicable hold periods, and applicable Laws:

Finder	Number of Finders’ Shares
Lavi Krasney	1,000,000
Itamar David	1,000,000
Kfir Zilberman	1,000,000

Part 3
Representations and Warranties
of the Vendor

3.1	Representations and Warranties of the Vendor

To induce the Purchaser to enter into and complete the transactions contemplated by this Agreement, the Vendor represents and warrants to the Purchaser as representations and warranties that are true and correct as at the date of this Agreement and that shall be true and correct on the date of this Agreement and the Closing Date as if such representations and warranties were made on each of the date of this Agreement and the Closing Date (except insofar as such representations and warranties are stated to be given as of a particular date or for a particular period and relate solely to such date or period), as follows:

(a)	Incorporation and Status of the Vendor – Each of the Vendor and SNI is a body corporate duly formed, organized and validly subsisting under the Laws of the jurisdiction of its incorporation or organization and is duly qualified to carry on business in the jurisdictions in which it carries on business or owns the Purchased Assets;

(b)	Power and Authority –The Vendor has all necessary corporate power and capacity to enter into this Agreement and all documents and agreements contemplated herein to which the Vendor is or becomes a party, to perform its obligations hereunder and thereunder, and to transfer the legal and beneficial title to and ownership of the Purchased Assets to the Purchaser, free and clear of all Encumbrances except Permitted Encumbrances. The execution and delivery of this Agreement by the Vendor has been duly authorized by all necessary corporate action on the part of the Vendor and no other corporate Proceedings on the part of the Vendor are necessary to authorize this Agreement and the transactions contemplated hereunder;

(c)	Agreement Valid – This Agreement has been duly executed and delivered by the Vendor and constitutes a legal, valid and binding obligation of the Vendor, enforceable against the Vendor in accordance with its terms, subject to such limitations and prohibitions as may exist or may be enacted in applicable laws relating to bankruptcy, insolvency, liquidation, moratorium, reorganization, arrangement or winding-up and other laws, rules and regulations of general application affecting the rights, powers, privileges, remedies and/or interests of creditors generally;

(d)	No Violation – The execution and delivery by the Vendor of this Agreement and performance by the Vendor of its obligations hereunder and the transactions contemplated hereby, including, but not limited to transferring the legal and beneficial title to and ownership of the Purchased Assets to the Purchaser, will not result in:

(i)	a violation or breach of any provision of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, shot-gun, acceleration or cancellation of or under:

(A)	the Vendor’s or SNI’s constating documents or any resolution of its directors, shareholders, managers and members, as applicable;

(B)	to the best of the knowledge of the Vendor, any Judgment; or

(C)	any agreement, arrangement or understanding to which the Vendor and SNI is a party or by which it is bound or affected that could reasonably be expected to have a Material Adverse Change on the Purchased Assets taken as a whole; or

(ii)	a contravention of any applicable corporate Law or Securities Law;

(e)	SNI Shares – The Vendor owns the SNI Shares free and clear of all Encumbrances other than any restrictions on transfer contained in the constating documents of SNI. The SNI Shares constitute 50.86% of the issued and outstanding ordinary share capital of SNI. The SNI Shares are validly issued and fully paid and there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) for the purchase or sale of securities of SNI.

(f)	SNI Corporate Records and Documentation

(i)	True, complete and current copies of the Articles of SNI have been delivered to the Purchaser;

(ii)	True, complete and current copies of the share and shareholder register of SNI have been delivered to the Purchaser;

(iii)	All corporate documentation of SNI, including minutes of the board meetings and shareholders’ meetings exists, is safely stored and is correct, except as would not be material. All such documentation has been provided to the Purchaser;

(iv)	All filings required by applicable Law to be delivered or made by SNI to company registries, except as would not be material, have been duly delivered or made on a timely basis;

(v)	No registration filings for SNI, except as would not be material, are pending and no resolutions have been passed which should, but have not yet been filed for registration; and

(vi)	As of the date hereof, there are 116 SNI Shares issued and outstanding and an aggregate of nil SNI incentive stock options issued and outstanding.

(g)	Consents and Approval – Other than the approval of the TSXV (if applicable) or as required under the Contracts that require consent/approval, there is no requirement for the Vendor or SNI to give or receive any Consents and Notices or obtain any Authorization in order for the Vendor or SNI, as applicable:

(i)	to consummate the transactions contemplated by this Agreement;

(ii)	to execute and deliver this Agreement and all of the documents and instruments to be delivered by the Vendor and SNI under this Agreement; or

(iii)	to render this Agreement legal, valid, binding and enforceable against either;

(h)	Material Liabilities – The Purchased Assets are not subject to material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)	those set forth or adequately provided for in the most recent balance sheet and associated notes thereto included in the Vendor Financial Statements (the “Vendor Balance Sheet”);

(ii)	those incurred in the ordinary course of business and not required to be set forth in the Vendor Balance Sheet under IFRS; and

(iii)	those incurred in the ordinary course of business since the date of the Vendor Balance Sheet and consistent with past practice;

(i)	Acts of Bankruptcy – Neither the Vendor nor SNI has proposed a compromise or arrangement to its creditors generally, has taken any Proceeding with respect to such a compromise or arrangement, has taken any Proceeding to have itself declared bankrupt or wound-up, has taken any Proceeding to have a receiver appointed in respect of any part of the Purchased Assets and, at present, no encumbrancer or receiver has taken possession of any of its property and no execution or distress is enforceable or levied upon any of its property that is material to the Vendor or SNI and no petition for a receiving order in bankruptcy is filed against either;

(j)	Litigation – Neither the Vendor nor SNI is a party to any Proceedings that could materially affect the business, operations, financial condition of the Purchased Assets or SNI and, to the best of the knowledge of the Vendor, no such Proceedings are contemplated or have been threatened;

(k)	Judgments – To the best of the knowledge of the Vendor, there are no Judgments against SNI or the Vendor that are unsatisfied;

(l)	Compliance with Laws – Neither the Vendor nor SNI is not in breach of any Laws which may have a Material Adverse Change on the value of the SNI Shares, the Purchased Assets, the Business or the operations concerning the Purchased Assets and has not received any notice or claim of any alleged breach or violation of any Laws;

(m)	Accuracy of Books and Records – All material transactions of the Vendor and SNI related to the Purchased Assets and SNI Shares have been properly recorded in the Books and Records in all material respects;

(n)	Accounting Records – The Vendor and SNI has maintained proper accounting records such that an audit can readily be completed on its financial statements;

(o)	Purchased Assets – The Vendor directly own all interest in and to and have good and marketable title to the Purchased Assets and SNI Shares, free and clear of all Encumbrances, adverse claims, interests of others and demands of any nature or kind whatsoever recorded or unrecorded other than Permitted Encumbrances and, in the case of the SNI Shares, the constating documents and shareholders’ agreement of SNI;

(p)	Rights of Purchased Assets – The Vendor has the exclusive right to possess, use, occupy and dispose of the Purchased Assets, subject only to the rights of other parties to the Contracts and the rights of Government Authorities pursuant to any lease, registration permit or license as disclosed by the Vendor to the Purchaser;

(q)	No Adverse Claims – Except for Permitted Encumbrances, there are no adverse claims or challenges to or against the Vendor’s ownership of interest in or title to the Purchased Assets or SNI Shares or the validity thereof, nor, to the best of the knowledge of the Vendor, is there any basis therefor. The Vendor has not received notice from any Person claiming rights on interests in or to the Purchased Assets or SNI Shares or an Encumbrance on the Purchased Assets or SNI Shares and there are no outstanding agreements or rights or options to acquire or purchase the Purchased Assets or SNI Shares or any portion thereof and no Person, firm or corporation has any proprietary or possessory interest in the Purchased Assets or SNI Shares other than the Vendor, and no Person is entitled to any royalty or other payment in the nature of rent or royalty on any of the IP Assets;

(r)	Possession – No Person, other than the Vendor, is entitled to be in possession, including any mortgagee, of the whole or any part of the Purchased Assets or SNI Shares as contemplated under applicable Laws;

(s)	Contracts

(i)	Contracts – Except for the Contracts as disclosed by the Vendor to the Purchaser, the Vendor is not a party to any Contract related to the Purchased Assets;

(ii)	Contracts Assignable – All of the Contracts are assignable to the Purchaser; and

(iii)	Copies of Agreements – True, correct and complete copies of all Contracts and assignments with respect to same have been delivered to the Purchaser;

(t)	Insurance

(i)	Coverage - the Vendor maintains insurance policies with coverages customary to businesses similar to the Business;

(ii)	Insurance – All policies of insurance related to the Purchased Assets maintained by the Vendor and SNI are in good standing; and

(iii)	Outstanding Claims – To the best of the knowledge of the Vendor and SNI, no threatened or actual material claims against or under any insurance policies of the Vendor or SNI providing coverage of the Purchased Assets have been made, except for claims that have been settled, satisfied or otherwise terminated, with no remaining liability to the Vendor or SNI;

(u)	No Option – There is no written or oral agreement, option, understanding or commitment or any right or privilege capable of becoming an agreement, for the purchase of the Purchased Assets, other than this Agreement;

(v)	Filing of Reports and Returns – The Vendor and SNI have duly filed or made all reports and returns required to be filed by it with any Government Authority and has obtained all permits, licenses, consents, approvals, certificates, registrations and Authorizations (whether from Government Authority or otherwise) which are required in connection with the operations concerning the Business;

(w)	Collective Bargaining – The Vendor and SNI are not party to any collective bargaining agreement or collective bargaining relationship with any labour union or employee Representative that would apply to SNI or the operations concerning the Purchased Assets. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any of the employees by way of certification, interim certification, voluntary recognition, or succession rights and no union organizing or decertification activities are underway or threatened, and no such activities have occurred in the last five years which would affect SNI or the operations concerning the Purchased Assets. There are no pending nor, to the knowledge of the Vendor, threatened stoppages, strikes, lockouts, walkouts, or other material labour disputes with respect to the Vendor, and no such dispute has occurred in the last five years which would affect SNI or the operations concerning the Purchased Assets;

(x)	Employment Law Compliance – SNI has complied in all material respects with all Laws relating to the employment of employees, including provisions thereof relating to wages, hours, overtime, collective bargaining, immigration, vacations, occupational health and safety, workplace safety and the payment of social security and other Taxes and there are no outstanding claims, complaints, investigations or orders under any such Laws;

(y)	Material Events – Except as contemplated by this Agreement, at the Closing Time there is no Material Adverse Effect with respect to the Purchased Assets or SNI Shares;

(z)	Anti-Bribery and Corruption – The Vendor, nor any director, officer, employee, consultant, Representative or agent of the Vendor has:

(i)	violated any anti-bribery or anti-corruption Laws applicable to the Vendor, including but not limited to the U.S. Foreign Corrupt Practices Act and Canada’s Corruption of Foreign Public Officials Act; or

(ii)	offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (a) to any government official, whether directly or through any other person, for the purpose of influencing any act or decision of a government official in his or her official capacity; inducing a government official to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a government official to influence or affect any act or decision of any Government Authority; or assisting any Representative of Vendor or SNI in obtaining or retaining business for or with, or directing business to, any person; or (b) to any person, in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage. Neither Vendor nor SNI nor to the knowledge of the Vendor, any director, officer, employee, consultant, Representative or agent of foregoing, has (i) conducted or initiated any review, audit, or internal investigation that concluded Vendor or SNI or any director, officer, employee, consultant, Representative or agent of the foregoing violated such Laws or committed any material wrongdoing, or (ii) made a voluntary, directed, or involuntary disclosure to any Government Authority responsible for enforcing anti-bribery or anti-corruption Laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such Laws, or received any notice, request, or citation from any person alleging non-compliance with any such Laws;

(aa)	Intellectual Property – The Vendor and SNI owns all right, title and interest in and to, or have validly licensed (and are not in breach of such licenses) all material Intellectual Property Rights in the IP Assets. All such Intellectual Property Rights that are owned by or licensed to the Vendor or SNI, as the case may be, are sufficient, in all material respects, for conducting the operations concerning the Business. All Intellectual Property Rights in the IP Assets owned or leased by the Vendor or SNI, as the case may be, are valid and enforceable and the carrying on of the operations concerning the Business and the use by the Vendor or SNI of any such Intellectual Property Rights or Technology (as defined below) owned by or licensed by it does not breach, violate, infringe or interfere with any rights of any other Person. To the knowledge of the Vendor, no third party is infringing upon the Intellectual Property Rights in the IP Assets owned or licensed by the Vendor or SNI. All computer hardware and associated firmware and operating systems, application software, database engines and processed data, and technology infrastructure used in connection with the conduct of the Purchased Assets (collectively, the “Technology”) are sufficient, in all material respects, for conducting the Business, as presently conducted, and the Vendor owns or has validly licensed or leased (and are not in breach of such licenses or leases) such Technology;

(bb)	Patent Applications – All patents and patent applications with respect to the IP Assets owned by or licensed to the Vendor or SNI or under which the Vendor or SNI has rights have been duly and properly filed and maintained; to the knowledge of the Vendor, the parties prosecuting such applications have complied with their duty of candor and disclosure to the applicable regulatory agency in connection with such applications; and there are no facts required to be disclosed to such regulatory agencies that were not disclosed and which would preclude the grant of a patent in connection with any such application or could reasonably be expected to form the basis of a finding of invalidity with respect to any patents that have issued with respect to such applications. Assignment documents assigning to the Vendor all rights of applicable employees, contractors and consultants have been duly filed with the applicable regulatory agencies for all patent applications and patents owned in whole or in part by the Vendor;

(cc)	Clinical Trials

(i)	Any and all pre-clinical studies and clinical trials being conducted by or on behalf of the Vendor with respect to the IP Assets, including any activities related to any planned or future studies or trials, have been and are being conducted in compliance in all material respects with experimental protocols, procedures and controls pursuant to applicable Laws, rules and regulations, including all applicable requirements relating to protection of human subjects, any conditions, restrictions or limitations imposed on any Authorization, and all applicable registration and publication requirements. The Vendor has not received any notices, correspondence or other communication from any Government Authority with respect to the IP Assets requiring the termination, suspension or material modification of any ongoing or planned studies in clinical development conducted by, or on behalf of, the Vendor, or in which the Vendor has participated and to the knowledge of the Vendor, no Government Authority is considering such action;

(ii)	The Vendor has not conducted and is not conducting clinical trials with respect to the IP Assets in any country other than Germany, Israel and the U.S.;

(iii)	The development, manufacture, labeling and storage, as applicable, of materials by the Vendor with respect to the IP Assets has been and is being conducted in compliance in all material respects with all applicable Laws;

(iv)	None of the Vendor’s or SNI’s officers, employees, agents or clinical investigators have (i) made an untrue statement of a material fact or fraudulent statement to any Government Authority with respect to the IP Assets, or (ii) failed to disclose a material fact required to be disclosed to any Government Authority with respect to the IP Assets;

(v)	The Vendor has not marketed, advertised, sold or commercialized any product and is not currently marketing, selling or otherwise commercializing any product with respect to the IP Assets; and

(vi)	The Vendor is not a party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement orders or similar agreements with or imposed by any Government Authority with respect to the IP Assets;

(dd)	Healthcare Laws – The Vendor and SNI are, and at all times has been, in material compliance with all applicable healthcare Laws with respect to the operation of the Business and, as of the date of this Agreement, there is no civil, criminal, administrative, or other action, subpoena, suit, demand, claim, hearing, Proceeding, written notice or demand pending, received by or overtly threatened in writing against the Vendor or SNI related to such Laws;

(ee)	Representations Regarding Investment in the Payment Securities – The Payment Securities to be received by the Vendor will be issued to the Vendor as principal for its own account, not as a nominee or agent, and not with a view to distribution of any part thereof, and the Vendor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Vendor does not currently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third party, with respect to any of the Payment Securities;

(ff)	Authorized Conduct – The Vendor has not engaged in an unlawful or unauthorized practice of medicine or other professionally licensed activities through any web sites sponsored or operated, or formerly sponsored or operated, by the Vendor or any other Person.

3.2	Survival of Representations and Warranties of the Vendor

The representations and warranties of the Vendor and SNI set out in Section 3.1 shall survive the Closing and the payment of the Consideration Securities and shall continue in full force and effect for eighteen (18) months for all matters, subject only to applicable limitation periods imposed by Law.

3.3	Reliance

The Vendor acknowledges and agrees that the Purchaser has entered into this Agreement relying on the warranties and representations, covenants and other terms and conditions of this Agreement, provided that in no event will the Vendor have any liability to the Purchaser with respect to a breach of a representation, covenant or other term and condition of this Agreement that the Purchaser was aware of before the Closing Time.

Part 4
Representations and Warranties of The Purchaser

4.1	Representations and Warranties of the Purchaser

In order to induce the Vendor to enter into and to consummate the transactions contemplated by this Agreement, the Purchaser represents and warrants to the Vendor as representations and warranties that are true and correct as at the date of this Agreement and that will be true and correct on each of the date of this Agreement and the Closing Date as if such representations and warranties were made on each of the date of this Agreement and the Closing Date (except insofar as such representations and warranties are stated to be given as of a particular date or for a particular period and relate solely to such date or period), as follows:

(a)	Incorporation and Status –The Purchaser is a body corporate duly formed, organized and validly subsisting under the Laws of the jurisdiction of its incorporation or organization and is duly qualified to carry on business in the jurisdictions in which it carries on business;

(b)	Power and Authority –The Purchaser has all necessary corporate power and capacity to enter into this Agreement and all documents and agreements contemplated herein to which it is or becomes a party, to perform its obligations hereunder and thereunder, and to acquire legal and beneficial title to and ownership of the Purchased Assets from the Vendor. The execution and delivery of this Agreement by the Purchaser has been duly authorized by all necessary corporate action on the part of the Purchaser and no other corporate Proceedings on the part of the Purchaser is necessary to authorize this Agreement and the transactions contemplated hereunder;

(c)	Agreement Valid – This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to such limitations and prohibitions as may exist or may be enacted in applicable laws relating to bankruptcy, insolvency, liquidation, moratorium, reorganization, arrangement or winding-up and other laws, rules and regulations of general application affecting the rights, powers, privileges, remedies and/or interests of creditors generally;

(d)	No Violation – The execution and delivery by the Purchaser of this Agreement and performance by the Purchaser of its obligations hereunder and the transactions contemplated hereby, including, but not limited to, acquiring the legal and beneficial title to and ownership of the Purchased Assets from the Vendor, will not result in:

(i)	a violation or breach of any provision of, constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, shot-gun, acceleration or cancellation of or under:

(A)	the Purchaser’s constating documents or any resolution of its directors, shareholders, managers and members, as applicable;

(B)	to the best of the knowledge of the Purchaser, any Judgment; or

(C)	any agreement, arrangement or understanding to which the Purchaser is a party or by which it or its properties is bound or affected that, individually or in the aggregate, could reasonably be expected to have a Materially Adverse Effect on the Purchaser; or

(ii)	a material breach of any applicable corporate or Securities Law;

(e)	Consents and Approval – Other than the approval of the TSXV, there is no requirement for the Purchaser to give or receive any Consents and Notices or obtain any Authorization in order for the Purchaser:

(i)	to consummate the transactions contemplated by this Agreement;

(ii)	to execute and deliver this Agreement and all of the documents and instruments to be delivered by the Purchaser under this Agreement; or

(iii)	to render this Agreement legal, valid, binding and enforceable against it;

(f)	Material Liabilities – The Purchaser does not have material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)	those set forth or adequately provided for in the most recent balance sheet and associated notes thereto included in the MIZA Financial Statements (the “MIZA Balance Sheet”);

(ii)	those incurred in the ordinary course of business and not required to be set forth in the MIZA Balance Sheet under IFRS; and

(iii)	those incurred in the ordinary course of business since the date of the MIZA Balance Sheet and consistent with past practice;

(g)	Acts of Bankruptcy – The Purchaser has not proposed a compromise or arrangement to its creditors generally, has not taken any Proceeding with respect to such a compromise or arrangement, has not taken any Proceeding to have itself declared bankrupt or wound-up, has not taken any Proceeding to have a receiver appointed of any part of its assets and, at present, no encumbrancer or receiver has taken possession of any of its property and no execution or distress is enforceable or levied upon any of its property that is material to the Purchaser and no petition for a receiving order in bankruptcy is filed against either;

(h)	Litigation – The Purchaser is not a party to any Proceedings that could materially affect its business, operations or financial condition, and, to the best of the knowledge of the Purchaser, no such Proceedings are contemplated or have been threatened;

(i)	Judgments – To the best of the knowledge of the Purchaser, there are no Judgments against the Purchaser that are unsatisfied;

(j)	Compliance with Laws – The Purchaser is in material compliance with all applicable Laws and has not received any notice of any alleged breach or violation of any such Laws;

(k)	Corporate Records and Documentation

(i)	True, complete and current copies of the Articles of the Purchaser have been delivered to the Vendor;

(ii)	True, complete and current copies of the share and shareholder register of the Purchaser have been delivered to the Vendor;

(iii)	All corporate documentation of the Purchaser, including minutes of the board meetings and shareholders’ meetings exists, is safely stored and is correct, except as would not be material. All such documentation has been provided to the Vendor;

(iv)	All filings required by applicable Law to be delivered or made by the Purchaser to company registries, except as would not be material, have been duly delivered or made on a timely basis; and

(v)	No registration filings for the Purchaser, except as would not be material, are pending and no resolutions have been passed which should, but have not yet been filed for registration;

(l)	Accuracy of Books and Records – All material transactions of the Purchaser have been properly recorded in its books and records in all material respects;

(m)	Accounting Records – the Purchaser has maintained proper accounting records such that an audit can be readily completed on its financial statements;

(n)	Filing of Reports and Returns – The Purchaser has duly filed or made all reports and returns required to be filed by it with any Governmental Authorities and obtained all permits, licenses, consents, approvals, certificates, registrations and Authorizations (whether from Government Authority or otherwise) which are required in connection with its business and operations;

(o)	Employees – The Purchaser does not currently have any Employment Agreements between the Purchaser, on the one hand, and any current or former shareholder, officer or director of the Purchaser or any other employee or consultant;

(p)	Employment Law Compliance – The Purchaser has complied in all material respects with all Laws relating to the employment of employees, including provisions thereof relating to wages, hours, overtime, collective bargaining, immigration, vacation, occupational health and safety and the payment of social security and other Taxes and there are no outstanding claims, complaints, investigations or orders under any such Laws;

(q)	Material Events – Except as contemplated by this Agreement, at the Closing Time there is no Material Adverse Effect with respect to its business or operations;

(r)	Listing of Payment Shares – The MIZA Common Shares are listed and posted for trading on the TSXV and, to the knowledge of the Purchaser, other than in connection with the Transaction, no order ceasing or suspending trading in any securities of the Purchaser or prohibiting the sale or issuance of the Payment Securities or the trading of any of the Purchaser’s issued securities has been issued and no (formal or informal) Proceedings for such purposes have been threatened or, to the knowledge of the Purchaser, are pending except in connection with this Agreement;

(s)	Regulatory Matters – The Purchaser is a “reporting issuer” under the Securities Laws of each of the provinces of British Columbia and Alberta and is not noted as being in default on the list of reporting issuers maintained under the securities legislation in such provinces, and in particular, without limiting the foregoing, the Purchaser is in material compliance with its disclosure obligations under Securities Laws and, except with respect to this Agreement and the transactions contemplated herein, there is no material change relating to the Purchaser which has occurred and with respect to which the requisite material change report has not been filed with the applicable securities regulators. All material filings and fees due and payable by the Purchaser pursuant to Securities Laws and general corporate law have been made and paid. The Purchaser has not taken any action to cease to be a reporting issuer in any jurisdiction in which it is a reporting issuer, and has not received any notification from a securities regulator seeking to revoke the reporting issuer status of the Purchaser;

(t)	Resale of Securities – The Escrow Securities will be subject to a TSXV Escrow Agreement as required by the TSXV and a statutory hold period in accordance with Section 2.3(c) hereof and will bear legends accordingly;

(u)	Issue of Consideration Securities – The execution of this Agreement and the issue by the Purchaser to the Vendor of the Consideration Securities will be exempt from the registration and prospectus requirements of Securities Laws;

(v)	Issue of Payment Securities is Valid – All necessary corporate action has been taken or will have been taken prior to Closing to authorize the issue and the delivery of the Payment Securities at Closing and the Payment Shares will be validly issued as fully paid and non-assessable shares and the Purchaser has reserved for issuance. (i) 4,000,000 Miza Common Shares in the event that the Vendor exercises the Payment Warrants, (ii) 4,000,000 MIZA Common Shares in the event of conversion of the Convertible Note; and (iii) 48,000,000 Miza Common Shares in the event the Purchaser satisfies the Milestones in accordance with the terms of the Contingent Right Certificate. There are 18,100,000 MIZA Common Shares issued and outstanding and an aggregate of 500,000 MIZA incentive stock options issued and outstanding and there are no other options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) for the purchase or sale of securities of the Purchaser. The transactions contemplated by this Agreement will not trigger (i) any adjustments to the number of securities issuable pursuant to grants made under any equity compensation plans of the Purchaser, or (ii) any cash payments to holders thereunder. The MIZA Common Shares and incentive stock options issued and outstanding are free and clear of Encumbrances. At the Closing Time, all conditions required for the conditional listing of the Payment Shares and MIZA Common Shares issuable upon conversion of the Convertible Note, Payment Warrants and Payment Rights on the TSXV will have been fulfilled (subject to standard post-Closing filings with the TSXV);

(w)	No Cease Trade Order – No order ceasing or suspending trading in the securities of the Purchaser nor prohibiting the sale of such securities has been issued to or in respect of the Purchaser or its directors, officers or promoters and to the best of the knowledge of the Purchaser, no investigations or Proceeding for such purposes are pending or threatened, other than the halting of the MIZA Common Shares by the TSXV in connection with this Transaction;

(x)	Taxes – The Purchaser has paid all Taxes shown as due and payable by it on all of its Tax returns and has paid all assessments and reassessments it has received in respect of Taxes. The Purchaser has paid all Tax installments due and payable by it. There are no assessments or reassessments of Taxes that have been issued and are outstanding. The Purchaser is not negotiating any assessment or reassessment with any Governmental Authority. The Purchaser is not aware of any liabilities for Taxes or any grounds for an assessment or reassessment, including any liability to pay Taxes in connection with this Agreement;

(y)	Subsidiaries – The Purchaser does not have any subsidiaries;

(z)	Name Change – The Name Change does not require the approval of any party other than the TSXV;

4.2	Fees

Other than the Finders, there is no investment banker, broker or other intermediary or advisor that has been retained by or is authorized to act on behalf of the Purchaser, who might be entitled to any fee, commission or reimbursement of expenses on Closing.

4.3	Other Representations

All statements contained in any certificate or other instrument delivered by or on behalf of the Purchaser pursuant hereto or in connection with the transactions contemplated by this Agreement shall be deemed to be representations and warranties by the Purchaser hereunder.

4.4	Survival

The representations and warranties of the Purchaser hereunder shall survive the Closing and the purchase of the Purchased Assets, and, notwithstanding the Closing and the purchase of the Purchased Assets, the representations and warranties of the Purchaser shall continue in full force and effect for the benefit of the Vendor and SNI for a period of eighteen (18) months from the Closing Date.

4.5	Reliance

The Purchaser acknowledges and agrees that the Vendor and SNI have entered into this Agreement relying on the warranties and representations, covenants and other terms and conditions of this Agreement provided that in no event will the Purchaser have any liability to the Vendor with respect to a breach of a representation, covenant or other term and condition of this Agreement that the Vendor was aware of before the Closing Time.

Part 5
Covenants

5.1	Covenants of the Vendor

The Vendor hereby covenants and agrees that, during the period from the date of this Agreement to the Closing Time, the Vendor will do the following:

(a)	Access – Permit the Purchaser and each of its employees, agents, technical and professional advisors and other Representatives, between the date hereof and the Closing Date, upon reasonable advance notice to the Vendor of such proposed access, to have reasonable access during normal business hours, without interruption to any business being carried out by the Vendor on the premises, to the premises and such employees, all as may be authorized by the Vendor, for the purposes of accessing and reviewing the Books and Records, Business and Technical Information and the Purchased Assets of the Vendor, and shall furnish, and require that the Vendor’s principal bankers, independent auditors, counsel, technical advisors and other advisors furnish, to the Purchaser, such financial, technical and operating data and other information with respect to the Purchased Assets, as the Purchaser shall from time to time reasonably request to enable confirmation of the matters represented and warranted in Part 3;

(b)	Confer – Confer on a regular basis with the Purchaser with respect to operational matters concerning the Purchased Assets and promptly advise the Purchaser, orally and in writing, of any materially adverse change in respect of the Purchased Assets and of any material Proceedings (or communications indicating that Proceedings may be contemplated);

(c)	Conduct Business in Ordinary and Usual Course – Except as otherwise provided in this Agreement:

(i)	conduct its business relating to the Purchased Assets in the ordinary and usual course consistent with past practices;

(ii)	transfer, sell, consume or otherwise dispose of any part of the Purchased Assets or SNI Shares;

(iii)	appoint or permit the appointment of a liquidator, receiver, trustee in bankruptcy, or similar official in respect of the Purchased Assets or SNI Shares;

(iv)	request an order by a Government Authority for the winding-up or dissolution of the Vendor or SNI;

(v)	except in the ordinary course of business, not, without the prior written consent of the Purchaser, which shall not be unreasonably withheld, delayed or conditioned:

(A)	enter into, modify, amend or terminate any Contracts or Authorizations related to the Purchased Assets or incur any liability, except in the ordinary course of business and which is not material;

(B)	issue any debt, equity or other securities in SNI;

(C)	borrow money or incur any Indebtedness for money borrowed in SNI, except in the ordinary course of business;

(D)	make loans, advances or other payments which would affect the operations relating to the Purchased Assets, other than as required in connection with this Agreement;

(E)	distribute, transfer, sell, assign or encumber in any way whatsoever any of the Purchased Assets or SNI Shares;

(F)	alter or amend the articles or by-laws or any other constating documents of the Vendor or SNI in any manner, except as required to give effect to the matters contemplated by this Agreement; or

(G)	other than in connection with the this Agreement, enter into any transaction or material Contract or engage in any business enterprise or activity different from that carried on by the Vendor in the ordinary course of business;

(d)	Continue Insurance – Use its commercially reasonable efforts to maintain all existing policies of insurance on the Purchased Assets and SNI;

(e)	Comply with Laws – Comply with all Laws and all Authorizations governing or affecting the Purchased Assets;

(f)	Pay Liabilities – Pay and discharge all Liabilities or obligations of the Vendor (as they relate to the Purchased Assets) and SNI in the ordinary and usual course of business consistent with past business practice, except for such liabilities or obligations as may be contested in good faith;

(g)	No Breach – Not take any action or omit to take any action which would, or would reasonably be expected to, result in a breach of or render untrue any representation, warranty, covenant, agreement, term or other obligation of the Vendor contained herein;

(h)	Consents, Notices and Authorizations – Use commercially reasonable efforts to ensure that all Consents and Notices have been received or given; and those Consents and Notices which have already been received or given be maintained effective, as the case may be, prior to the Closing Date and that all Authorizations required to permit the Purchaser to carry on the Business as currently carried on have been obtained prior to the Closing Date, all in form and substance satisfactory to the Purchaser, acting reasonably;

(i)	Preserve Business – Use commercially reasonable efforts to preserve intact the Purchased Assets and the value of the SNI Shares, and carry on the Business and operate SNI as currently conducted, in each case in all material respects;

(j)	Maintenance of Books and Records – Maintain the Books and Records in the usual, regular and ordinary manner, consistent with accepted accounting practices;

(k)	Notice of Material Developments – Notify the Purchaser as soon as the Vendor has determined that a state of facts exists which results in, or can reasonably be expected to result in:

(i)	any representation or warranty of the Vendor set forth in this Agreement being untrue or incorrect in any material respect;

(ii)	the breach of any covenant of the Vendor set forth in this Agreement;

(iii)	the non-fulfillment of any condition for the benefit of the Purchaser set forth in this Agreement;

(iv)	any material change in the business, operations, Purchased Assets, SNI, SNI Shares, liabilities, ownership, capital or financial position or condition of the Vendor related to the Purchased Assets, SNI, or SNI Shares, or change in a material fact that has a Material Adverse Change on, or would reasonably be expected to have a Material Adverse Change on, the Purchased Assets, SNI or SNI Shares, except for the transactions contemplated by this Agreement;

(v)	any notice or other communication from any Person alleging that the Consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Transaction (and contemporaneously provide a copy of any such notice or communication to the other Party);

(vi)	any notice or other communication from any Government Authority in connection with this Agreement or the Transaction (and contemporaneously provide a copy of any such notice or communication to the other Party); or

(vii)	any material legal or regulatory Proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting such Party or that relate to this Agreement, or the Transaction;

(l)	Necessary Steps – Take all actions, steps and Proceedings that are necessary or desirable to approve or authorize, or to validly and effectively undertake, the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement;

(m)	Pay Liabilities – Pay and discharge all Liabilities and obligations of the Vendor in the ordinary and usual course of business consistent with past business practice, except for liabilities or obligations as may be contested in good faith;

(n)	Maintenance of Books and Records – Maintain the books and records of the Vendor in the usual, regular and ordinary manner, consistent with accepted accounting practices;

(o)	Regulatory Approvals – Use commercially reasonable efforts to execute all undertakings and comply with all requirements of the applicable Securities Laws, the TSXV, and any other Persons or Government Authority, which may be necessary or reasonable to obtain the necessary approvals under applicable laws and stock exchange requirements to the transactions contemplated hereunder;

(p)	Representations and Warranties – Use commercially reasonable efforts to ensure that, immediately prior to the Closing Time, the representations and warranties of the Vendor and SNI set out in this Agreement will be true and correct in all material respects; and

(q)	Correspondence with Government Authorities – Provide the Purchaser, as soon as practicable after receipt or delivery of same, with copies of all written correspondence to and received from any Government Authority with respect to the IP Assets.

Notwithstanding anything set out in this Section 5.1, the Vendor may refrain from taking any action required to be taken by, or take any action restricted by, this Section 5.1 with the prior written consent of the Purchaser.

5.2	Covenants of the Purchaser

The Purchaser covenants and agrees with the Vendor and SNI that during the period from the date of this Agreement to the Closing Time, the Purchaser shall do the following:

(a)	Access – Permit the Vendor and each of its employees, agents, technical and professional advisors and other Representatives, between the date hereof and the Closing Date, upon reasonable advance notice to the Purchaser of such proposed access, to have reasonable access during normal business hours, without interruption to any business being carried out by the Purchaser on the premises, to the premises and such employees, all as may be authorized by the Purchaser, for the purposes of accessing and reviewing the books and records of the Purchaser, and shall furnish, and require that the Purchaser’s principal bankers, independent auditors, counsel, technical advisors and other advisors furnish, to the Vendor, such financial, technical and operating data and other information as the Vendor shall from time to time reasonably request to enable confirmation of the matters represented and warranted in Part 4;

(b)	Conduct of Business in Ordinary and Usual Course – Except as otherwise provided in this Agreement:

(i)	conduct its business in the ordinary and usual course consistent with past practices and in conformance with good practices;

(ii)	not, without the prior written consent of the Vendor:

(A)	dispose of any of its properties or assets out of the ordinary course of business;

(B)	appoint or permit the appointment of a liquidator, receiver, trustee in bankruptcy, or similar official;

(C)	request an order by a Government Authority for the winding-up or dissolution of the Purchaser;

(D)	issue any debt, equity or other securities in the Purchaser;

(E)	borrow money or incur any Indebtedness for money borrowed in Purchaser, except in the ordinary course of business;

(F)	make loans, advances or other payments, other than in the ordinary course of business or as required in connection with this Agreement;

(G)	pay any dividends, distribute, transfer, sell, assign or encumber in any way whatsoever any of its assets;

(H)	alter or amend the articles or any other constating documents of the Purchaser in any manner, except as required to give effect to the matters contemplated by this Agreement; or

(I)	other than in connection with the this Agreement, enter into any transaction or material Contract or engage in any business enterprise or activity different from that carried on by the Purchaser in the ordinary course of business;

(c)	Notice of Material Developments – Notify the Vendor as soon as the Purchaser or any of its directors, officers, employees, agents or technical and professional advisors have determined that a state of facts exist which results in, or will result in:

(i)	any representation or warranty of the Purchaser set forth in this Agreement being untrue or incorrect in any material respects;

(ii)	the breach of any covenant of the Purchaser set forth in this Agreement;

(iii)	the non-fulfillment of any conditions for the benefit of the Vendor set forth in this Agreement;

(iv)	any material change in the business, operations, assets, liabilities, ownership, capital or financial position of the Purchaser, or change in a material fact that has a Material Adverse Change on, or would reasonably be expected to have a Material Adverse Change on, the Purchaser, except for the transactions contemplated by this Agreement;

(v)	any notice or other communication from any Person alleging that the Consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Transaction (and contemporaneously provide a copy of any such notice or communication to the other Party);

(vi)	any notice or other communication from any Government Authority in connection with this Agreement or the Transaction (and contemporaneously provide a copy of any such notice or communication to the other Party); or

(vii)	any material legal or regulatory Proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting such Party or that relate to this Agreement, or the Transaction;

(d)	Necessary Steps – Take all necessary actions, steps and Proceedings to approve or authorize, or to validly and effectively undertake, the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement;

(e)	Comply with Laws – Comply with all Laws and all Authorizations, governing or affecting the business and operations of the Purchaser, except for failures to comply which in the aggregate would not have a Material Adverse Change on the business and operations of the Purchaser, as applicable;

(f)	Pay Liabilities – Pay and discharge all Liabilities and obligations of the Purchaser in the ordinary and usual course of business consistent with past business practice, except for liabilities or obligations as may be contested in good faith;

(g)	No Breach – Not take any action or omit to take any action which would, or would reasonably be expected to, result in a breach of or render untrue any representation, warranty, covenant, agreement, term or other obligation of the Purchaser contained herein;

(h)	Consents, Notices and Authorizations – Use commercially reasonable efforts to ensure that all Consents and Notices have been received or given; and those Consents and Notices which have already been received or given to be maintained effective, as the case may be, prior to the Closing Date;

(i)	Preserve Business – Use commercially reasonable efforts to carry on the business and operations of the Purchaser as currently conducted;

(j)	Maintenance of Books and Records – Maintain the books and records of the Purchaser in the usual, regular and ordinary manner, consistent with accepted accounting practices;

(k)	Pay Taxes – Pay (i) any and all Taxes imposed with respect to the Purchased Assets for any Tax period or year beginning after the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period beginning immediately after the Closing Date; and (ii) any and all transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the other transaction documents (“Transfer Taxes”) when due, and at its own expense, timely file any Tax return or other document with respect to such Taxes or fees;

(l)	Free Cash – As of immediately prior to the Closing Date, the Purchaser shall have no less than one million U.S. dollars ($1,000,000) in free cash. For the purposes of this covenant and Section 6.3(e), “free cash” shall mean cash and cash equivalents that (a) are not subject to any Encumbrances, or restrictions on use, and are readily available for the Purchaser’s general corporate purposes, and (b) are net of any Liabilities of the Purchaser, including for any professional or advisory services rendered to the Purchaser prior to or on the Closing Date. The Purchaser shall provide evidence satisfactory to the Vendor, at least three (3) of Business Days prior to the Closing Date, demonstrating compliance with this covenant. Such evidence may include, but is not limited to, bank statements, financial statements, or a certificate from the Purchaser’s Chief Financial Officer;

(m)	Regulatory Approvals – Use commercially reasonable efforts to assist the Vendor to obtain and comply with all requirements of any Persons or Government Authority, which may be necessary or reasonable to obtain the necessary approvals under applicable Laws to the transactions contemplated hereunder; and

(n)	Representations and Warranties – Use commercially reasonable efforts to ensure that, immediately prior to Closing Time, the representations and warranties of the Purchaser set forth in this Agreement will be true and correct in all material respects.

5.3	Mutual Covenants

Each of the Parties covenants and agrees that, as applicable, during the period from the date of this Agreement to Closing Time, such Party shall:

(a)	Satisfy Conditions – Use all commercially reasonable efforts to satisfy or cause the satisfaction of the mutual conditions precedent that are set out in Part 7 (and in the case of the Vendor, the conditions precedent that are set out in Part 8, and in the case of the Purchaser, the conditions precedent that are set out in Part 9) and to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable under applicable Laws to consummate the transactions contemplated by this Agreement, including using commercially reasonable efforts to:

(i)	ensure that all Consents and Notices are given or received; and those Consents and Notices which have already been received or given be maintained effective, as the case may be;

(ii)	there shall have been no action taken under any Law or by any government or Government Authority which makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the completion of the transactions contemplated in this Agreement;

(b)	Cooperation – Use all commercially reasonable efforts to cooperate with each other Party in connection with the performance by the other Party of its obligations under this Part 5;

(c)	Other Actions – Use all commercially reasonable efforts to ensure compliance with all the conditions in Parts 7, 8 and 9; and

(d)	Rectification of Corporate Records – The Parties and their respective officers and directors will, in consultation and cooperation with one another, rectify all material deficiencies and irregularities in the corporate records, record-keeping, resolutions, minutes, registers and other similar and related corporate documents customarily maintained in a body corporate’s minute books as such deficiencies and irregularities are identified by the other Party, as soon as practicable following the execution of this Agreement and, in any event, prior to the Closing Date, to the satisfaction of the other Party, acting reasonably.

The foregoing conditions are for the mutual benefit of the Parties hereto and may be waived by mutual consent of the Vendor, and the Purchaser in writing at any time. If any of such conditions shall not be complied with or waived as aforesaid on or before the Closing Date or, if earlier, the date required for the performance thereof, then, subject to Section 13.3, any Party hereto may terminate this Agreement by written notice to the other in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by such rescinding Party hereto.

5.4	Alternative Transaction

The Vendor and, the Purchaser hereby covenant that, from the date hereof until the earlier of: (i) the Closing Time; (ii) this Agreement having been terminated pursuant to and in accordance with Part 12; and (iii) the Termination Date, it will:

(a)	not directly or indirectly through any Representative take any action of any kind which could reasonably be construed to reduce the likelihood of success of consummating the Transaction, including but not limited to any action to continue, solicit, initiate, assist or encourage enquiries, submissions, proposals or offers from any other Person, entity or group relating to, and will not participate in any discussions or negotiations regarding or furnish to any other Person, entity or group any information with respect to, or otherwise cooperate in any way with or assist or participate in, or facilitate or encourage any effort or attempt with respect to an Alternative Transaction;

(b)	promptly notify the other Party if it becomes aware that any proposal in respect of any Alternative Transaction has been made, or it or any of its Representatives has received any inquiry from or contact with any Person with respect thereto, and advise the Purchaser of the content of any such proposal and, if written, provide the Purchaser with copies; and

(c)	cease any and all negotiations with any third party in respect of any Alternative Transaction, and not release any such third party from its obligations under any confidentiality agreement or other similar agreement.

5.5	Facilitation of Transaction

Without limiting Section 5.4, each of the Vendor and the Purchaser will use commercially reasonable efforts to satisfy each of the conditions precedent to be satisfied by it and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under applicable Laws, including applicable Securities Laws, to permit the completion of the Transaction in accordance with the provisions of this Agreement and other applicable agreements and instruments, and to consummate and make effective all other transactions contemplated in and by this Agreement and other applicable agreements and instruments, and each will cooperate with each other, to the extent applicable, in connection with the foregoing, including:

(a)	executing and delivering the applicable Closing Documents on or before the first Business Day preceding the Closing Date;

(b)	preparing the Filing Statement;

(c)	furnishing to one another, on a timely basis, all such information as may be required to prepare and submit the Filing Statement to the TSXV and complete the other actions required under this Section 5.5, and each hereby covenants that no information so furnished by it in writing in connection with such actions or otherwise in connection with the consummation of this Agreement will contain any untrue statement of a material fact or omit to state a material fact required to be stated in order to make any information so furnished, in light of the circumstances in which they were made, not misleading;

(d)	ensuring that the information relating to it disclosed in the Filing Statement will not contain any misrepresentation;

(e)	promptly notifying one another if at any time before or after the Closing Time either Party becomes aware that the Filing Statement contains a misrepresentation or any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances under which they were made and cooperate in the preparation of a supplement or amendment to the Filing Statement, as the case may be, that corrects any such misstatement or omission;

(f)	ensuring that the Filing Statement is prepared in compliance with the applicable provisions of the rules of TSXV and applicable Securities Laws;

(g)	cooperate with each other in connection with the preparation of documentation for submission to TSXV and any other applicable regulatory authorities and keep each other informed of any requests or comments made by regulatory authorities in connection with such documentation;

(h)	using commercially reasonable efforts to provide notice to, and obtain all necessary Consents and Authorizations, the failure of which to obtain would prevent the Parties from effecting the Transaction or would result in a Material Adverse Change on the value of the SNI Shares, the Business or the operations concerning the Purchased Assets or the Purchaser;

(i)	using commercially reasonable efforts to effect or cause to be effected all necessary registrations and filings and submissions of information requested of it by any Government Authority, the failure of which to obtain would prevent the Parties hereto from effecting the Transaction or would result in a Material Adverse Change on the value of the SNI Shares, the Business or the operations concerning the Purchased Assets or the Purchaser;

(j)	using commercially reasonable efforts to lift or rescind any injunction or restraining order or other order which may be entered against it, which injunction or order would prevent the Parties hereto, as applicable, from completing the Transaction;

(k)	cooperating with each other in connection with any lawsuits or legal Proceedings brought against any party or any Affiliate thereof challenging this Agreement, the completion of the Transaction and keeping each other informed of any material information that becomes known to them in connection therewith;

(l)	complying promptly with all requirements imposed by Law on its or its subsidiaries with respect to this Agreement; and

(m)	not taking any action, or refraining from taking any commercially reasonable action, or permitting any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Transaction, as applicable.

5.6	Straddle Periods.

All Taxes imposed on or with respect to, to the extent arising from or to the extent relating to, the Purchased Assets on a periodic basis unrelated to income or receipts and payable for any Straddle Period, including property Taxes (and related standard adjustments such as for public utilities) or personal property Taxes, but, for greater certainty, excluding Transfer Taxes incurred in connection with this Agreement, shall be prorated between the Vendor and the Purchaser as of the Closing Date as follows: the Vendor shall be liable for the portion of such Taxes (and related standard adjustments) based on the number of days in the year occurring prior to the Closing Date and the Purchaser shall be liable for the portion of such Taxes (and related standard adjustments) based on the number of days in the year occurring on and after the Closing Date. This provision shall survive the Closing Date.

5.7	Confidentiality

(a)	The Parties will, and will cause their Representatives to, treat any data and information obtained with respect to the Parties, or any of their Affiliates or associates, from any Representative, officer, director or employee of the Parties, or from any books or records of the Parties, confidentially and with commercially reasonable care and discretion, and will not disclose any such information to third parties; provided, however, that the foregoing shall not apply to: (i) information in the public domain or that becomes public through disclosure in accordance with applicable Law, (ii) information that is required to be disclosed by applicable Law, (iii) information that is disclosed by Parties or their Affiliates or associates, on a confidential basis, to any of their respective agents, accountants, attorneys and prospective lenders or investors in connection with or related to the consummation this Agreement, including the financing of this Agreement, or (iv) any information that is disclosed by the Parties after the Closing Time.

(b)	In the event that this Agreement is terminated, the Vendor and the Purchaser, upon the written request of the other, will, and will cause their Representatives to, promptly deliver to the other any and all documents or other materials furnished by the disclosing Party or their respective Affiliates in connection with this Agreement without retaining any copy thereof. In the event of such request, all other documents, whether analyses, compilations or studies, that contain or otherwise reflect the information furnished by the disclosing Party, shall be destroyed by the receiving Party or shall be returned and such receiving Party shall confirm in writing that all such materials have been returned or destroyed. No failure or delay by the Parties in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

(c)	The Vendor and the Purchaser recognize and agree that in the event of a breach by either of this section, money damages would not be an adequate remedy for such breach and, even if money damages were adequate, it would be impossible to ascertain or measure with any degree of accuracy the damages sustained therefrom. Accordingly, if there should be a breach or threatened breach by the receiving Party of the provisions of this section, the disclosing Party, shall be entitled to an injunction restraining any breach without showing or proving actual damage sustained by such disclosing Party. Nothing in the preceding sentence shall limit or otherwise affect any remedies that the non-violating Party may otherwise have under applicable Law.

5.8	Public Announcements

Neither the Purchaser nor the Vendor will (and each such Party will use commercially reasonable efforts to cause its Representatives not to), issue any press release, make any public announcement or public filing, conduct any interviews, or furnish any written statement to its employees or shareholders generally concerning the or the Transaction or this Agreement without the consent of the other Party (such consent not to be unreasonably withheld), except to the extent required by applicable Laws or the rules of the TSXV or the NASDAQ as applicable (and in any such case, the Purchaser or the Vendor, as applicable, will, to the extent consistent with timely compliance with such requirement, consult with the other Party prior to making the required release, announcement, filing or statement).

5.9	Notification for Certain Matters

Between the date hereof and the Closing Time, the Parties will give prompt notice in writing to each other of:

(a)	any information that indicates that any of its representations or warranties contained herein was not true and correct as of the date hereof or will not be true and correct at and as of the Closing Time with the same force and effect as if made at and as of the Closing Time (except for changes specifically permitted or contemplated by this Agreement),

(b)	the occurrence of any event that will result, or has a reasonable prospect of resulting, in the failure of any condition specified in Part 7, 8, or 9 hereof to be satisfied, and

(c)	any notice or other communication from any third party alleging that the Consent of such third party is or may be required in connection with the Transaction, or that the Transaction may otherwise violate the rights of or confer remedies upon such third party.

5.10	Consents

Vendor and the Purchaser will use their commercially reasonable efforts to obtain all required third party Consents and Notices, Authorizations, permits, filings, assignments or waivers and amendments or terminations to any instrument or agreement and take such other measures as may be necessary to fulfil their obligations hereunder and to carry out the Transaction, including obtaining any shareholder approvals, Consents or agreements as may be required under applicable Laws the rules and policies of the TSXV and their constating documents to be able to fulfill their obligations hereunder and in connection with the delivery of all of the Closing Documents, as applicable.

5.11	Vendor Financial Statements

The Vendor hereby agrees that it will prepare and provide the Vendor Financial Statements in accordance with IFRS and ensure that:

(a)	such Vendor Financial Statements present fairly in accordance with IFRS the consolidated financial position, results of operations and changes in financial position of the Vendor and SNI as of the date thereof and for the periods indicated therein;

(b)	such Vendor Financial Statements reflect appropriate and adequate reserves in respect of contingent liabilities (including Taxes), if any, of the Vendor;

(c)	with respect to the Vendor Financial Statements and any subsequent financial reporting periods for which financial statements of the Vendor will be required to be included in the Filing Statement, ensure such financial statements are audited or reviewed, as applicable pursuant to Policy 2.4 – Capital Pool Companies of the TSXV Corporate Finance Manual, by an independent public accountant in accordance with the CPA Canada Handbook;

(d)	with respect to material Contracts to which the Vendor or SNI is a party and commitments for the sale of goods or the provision of services by the Vendor, such Vendor Financial Statements contain and reflect adequate reserves for all reasonably anticipated material losses and costs and expenses in excess of expected receipts; and

(e)	any Material Adverse Change in the financial position of the Vendor subsequent to the date of the Vendor Financial Statements will be adequately disclosed to the Purchaser and reflected in the subsequent Vendor Financial Statements, as necessary.

Part 6
Closing

6.1	Closing Date and Location

The transactions contemplated by this Agreement shall be completed at Closing Time on the Closing Date at the offices of MLT Aikins LLP, counsel to the Purchaser, at its offices located in Vancouver, British Columbia, or at such other time or at such other location as may be mutually agreed upon in writing by the Parties. In this regard the Parties shall use their commercially reasonable efforts to cause the Closing Date to occur on or before the Termination Date.

6.2	Closing

At the Closing:

(a)	the Purchaser shall issue the Payment Securities and the Convertible Note to the Vendor and the Finders’ Shares to the Finders;

(b)	the Purchaser shall deliver to, or cause to be delivered to, the Vendor the documents set forth in Section 6.3; and

(c)	the Vendor shall deliver, or cause to be delivered, to the Purchaser the documents set forth in Section 6.4.

6.3	Deliveries by Purchaser at Closing

At or before Closing Time, the Vendor and/or the Vendor’s counsel shall have received from the Purchaser the following:

(a)	a certificate of the Purchaser, duly executed by a senior officer of the Purchaser, on behalf of the Purchaser and not in such officer’s personal capacity, stating that, except as disclosed in such certificate,

(i)	the representations and warranties of Purchaser contained in this Agreement are true, accurate and complete in all material respects as at Closing Time,

(ii)	the Purchaser’s covenants and obligations hereunder has been satisfied and performed, and

(iii)	each of the conditions for the benefit of the Purchaser set forth in Section 8.1 has been satisfied or waived;

(b)	a certificate of good standing of the Purchaser;

(c)	a duly executed Contingent Right Certificate representing 48,000,000 MIZA Contingent Rights delivered to the Escrow Agent appointed under the TSXV Escrow Agreement;

(d)	a direct registration statement issued by Endeavor Trust Corporation to each of the Finders representing the Finders’ Shares issuable to each Finder;

(e)	evidence satisfactory to the Vendor that as of three (3) Business Days prior to the Closing Date, the Purchaser has no less than one million U.S. dollars ($1,000,000) in free cash;

(f)	certified copies of the resolutions of the directors and shareholders of the Purchaser evidencing the approval of this Agreement and all of the transactions of the Purchaser contemplated hereunder;

(g)	a copy of the share certificates or direct registration statements representing the Payment Shares registered in the name of the Vendor and delivered to the Escrow Agent appointed under the TSXV Escrow Agreement;

(h)	resignations and releases in writing from each of the Legacy Directors and Legacy Officers of the Purchaser, in a form acceptable to the Vendor;

(i)	certified copies of the resolutions of the Purchaser filling vacancies and appointing the New Directors and New Officers as contemplated in Section 2.7;

(j)	certified copies of the resolutions of the Purchaser changing its name to “NeuroThera Labs Inc.” as contemplated by Section 2.8;

(k)	all necessary Consents and Notices and Authorizations, including, if applicable, the approval of the TSXV, as the case may be, required to enable the transfer of the Purchased Assets and SNI Shares to the Purchaser as provided for in this Agreement and to permit the Purchaser to carry on the Business as currently conducted, all in form and substance satisfactory to the Purchaser, acting reasonably;

(l)	the TSXV Escrow Agreement duly executed by the Purchaser;

(m)	a duly executed certificate representing the Convertible Note; and

(n)	such other documents, certificates, opinions and deliveries as the Parties mutually consider reasonably necessary or desirable in connection with this Agreement.

6.4	Deliveries by Vendor at Closing

At or before Closing Time, the Purchaser, and the Purchaser’s counsel shall have received from the Vendor the following:

(a)	a certificate of the Vendor, duly executed by a senior officer of the Vendor, on behalf of the Vendor and not in such officer’s personal capacity, stating that, except as disclosed in such certificate,

(i)	the representations and warranties of each of the Vendor and SNI contained in this Agreement are true, accurate and complete in all material respects as at Closing Time,

(ii)	each of the Vendor’s covenants and obligations hereunder has been satisfied and performed, and

(iii)	each of the conditions for the benefit of the Vendor set forth in Section 9.1 has been satisfied or waived;

(b)	in accordance with the Purchaser’s requirement, if so requested, the Vendor, or a third party on its behalf, shall extend up to CAD$1,000,000 in readily available funds, representing the principle of Convertible Note by the Purchaser.

(c)	the TSXV Escrow Agreement duly executed by the Vendor and the Escrowed Securityholders;

(d)	certified copies of the resolutions of the directors and shareholders, as the case may be, of the Vendor evidencing that the has approved this Agreement and all of the transactions of the Vendor and SNI contemplated hereunder including the sale and transfer of the Purchased Assets and SNI Shares to the Purchaser as provided for herein;

(e)	certified copy of the resolutions of the directors of SNI authorizing the transfer of the SNI Shares to the Purchaser;

(f)	consents in writing to act as directors of the Purchaser duly signed by Itschak Sherm, Lior Vider, Alon Dayan, and Ohad David;

(g)	all necessary Consents and Notices and Authorizations, including, if applicable, the approval of the TSXV required to enable the transfer of the Purchased Assets to the Purchaser as provided for in this Agreement, all in form and substance satisfactory to the Purchaser, acting reasonably;

(h)	evidence of the discharge and release of any Encumbrances, other than Permitted Encumbrances, on the Purchased Assets;

(i)	all instruments of conveyance and transfer, in form and substance reasonably acceptable to the Purchaser, as may be necessary to transfer the Purchased Assets and SNI Shares to the Purchaser or a permitted assignee of the Purchaser;

(j)	an agreement for the assignment and transfer by the Vendor to Purchaser of all intangible assets of the Vendor included in the Purchased Assets, including the Contracts and IP Assets, and for the assumption by the Purchaser of all future liabilities related thereto, duly executed by the Vendor;

(k)	such other agreements and documents as Purchaser may reasonably require to give effect to the assignment and transfer to Purchaser of the Purchased Assets; and

(l)	such other documents, certificates, and deliveries as the Parties mutually consider reasonably necessary or desirable in connection with this Agreement.

Part 7
MUTUAL CONDITIONS PRECEDENT

7.1	Mutual Conditions Precedent

The obligations of the Parties to complete the purchase and sale of the Purchased Assets and the other transactions contemplated by this Agreement shall be subject to the satisfaction of, or compliance with, at or before Closing Time, each of the following conditions precedent:

(a)	No Prohibitions – No Law or Judgment will have been enacted, entered, promulgated or enforced by any Government Authority which enjoins or prohibits the sale and purchase of the Purchased Assets or the consummation of any of the other transactions contemplated by this Agreement;

(b)	No Proceedings – No Proceeding will have been instituted or be pending for an injunction to restrain, or a declaratory Judgment in respect of damages on account of or relating to, the sale and purchase of the Purchased Assets or any of the other transactions contemplated by this Agreement and, to the best of the knowledge of the Parties, no such Proceeding will have been threatened or announced; and

(c)	No Termination – This Agreement will not have been terminated pursuant to Part 12.

7.2	Notice and Cure Provisions

Each of the Vendor, on the one hand, and the Purchaser, on the other hand, will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the Closing Time, of any event or state of facts which occurrence or failure would, or would reasonably be likely to:

(a)	constitute a material breach of any of its representations or warranties contained herein or which would cause such representations and warranties to be untrue or incorrect in any material respect at the Closing Time; or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by the other hereunder prior to the Closing Date or Closing Time, as applicable.

Neither the Vendor, on the one hand, nor the Purchaser, on the other hand, may elect not to complete the transactions contemplated under this Agreement pursuant to any of the conditions precedent contained in Parts 7, 8, or 9, or exercise any termination right arising therefrom, unless forthwith and in any event prior to the Closing Time, the Vendor or the Purchaser, as the case may be, has delivered a written notice to the other specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Vendor or the Purchaser, as the case may be, is asserting as the basis for the non-fulfillment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is delivered, provided that the Vendor or the Purchaser, as the case may be, is Proceeding diligently to cure such matter, if such matter is capable of being cured, the other may not terminate this Agreement until the earlier of the Termination Date and the expiration of a period of 30 days from such notice.

Part 8
PURCHASER’S Conditions Precedent

8.1	Purchaser’s Conditions

The obligations of the Purchaser to complete the purchase of the Purchased Assets and the other transactions contemplated by this Agreement shall be subject to the satisfaction of, or compliance with, at or before Closing Time, each of the following conditions precedent:

(a)	Truth and Accuracy of Representations of the Vendor at Closing – The representations and warranties of the Vendor made in Part 3 shall be true, correct in all material respects and not misleading at Closing and with the same effect as if made at and as of Closing, provided that any inaccuracies in the representations and warranties that are deemed to be immaterial to the overall transaction shall not be used by the Purchaser as a basis to delay Closing or adjust the Purchase Price;

(b)	Performance of Obligations – The Vendor and SNI shall have performed and complied with all of its respective obligations, covenants and agreements to be performed and complied with by it pursuant to this Agreement;

(c)	Absence of Material Adverse Change – No event shall have occurred or condition or situation shall have arisen or Law shall have been introduced which might reasonably be expected to have a Material Adverse Change upon on the value of the SNI Shares, the Business or the operations concerning the Purchased Assets;

(d)	Consents and Notices – All Consents and Notices, including the Vendor Authorizations and any such Authorizations necessary for the assignment of the Vendor’s interest in the Purchased Assets, as applicable, have been received or given, as the case may be, in form and substance satisfactory to the Purchaser, acting reasonably, other than Consents and Notices which are routinely delivered post-Closing; and

(e)	Authorizations – All Authorizations required to permit the Purchaser to carry on the Business as currently conducted and maintaining the Purchased Assets after the Closing Time have been obtained, all in form and substance satisfactory to the Purchaser, acting reasonably.

8.2	Waiver

The conditions set forth in this Part 8 are for the exclusive benefit of the Purchaser and may be waived by the Purchaser in writing, in whole or in part, on or before the Closing Date. Notwithstanding any such waiver, the completion of the purchase and sale contemplated by this Agreement by the Purchaser shall not prejudice or affect in any way the rights of the Purchaser in respect of the warranties and representations of the Vendor in this Agreement.

Part 9
VENDOR’S Conditions Precedent

9.1	Vendor’s Conditions

The obligations of the Vendor to complete the sale of the Purchased Assets and the other transactions contemplated by this Agreement shall be subject to the satisfaction of, or compliance with, at or before Closing Time, each of the following conditions precedent:

(a)	Truth and Accuracy of Representations of the Purchaser at Closing – The representations and warranties of the Purchaser made in Part 4 shall be true, correct and not misleading at Closing and with the same effect as if made at and as of Closing, provided that any inaccuracies in the representations and warranties that are deemed to be immaterial to the overall transaction shall not be used by the Vendor as a basis to delay Closing or to adjust the Purchase Price;

(b)	Performance of Agreements – The Purchaser shall have performed and complied with all of the obligations, covenants and agreements to be performed and complied with by it pursuant to this Agreement;

(c)	Absence of Materially Adverse Change – No event shall have occurred or condition or situation shall have arisen or Law shall have been introduced which might reasonably be expected to have a Material Adverse Change upon the Purchaser; and

(d)	Consents and Notices – All Consents and Notices have been received or given, as the case may be, in form and substance satisfactory to the Vendor and SNI, acting reasonably.

9.2	Waiver

The conditions set forth in this Part 9 are for the exclusive benefit of the Vendor and may be waived by the Vendor in writing, in whole or in part, on or before the Closing Date. Notwithstanding any such waiver, completion of the purchase and sale contemplated by this Agreement by the Vendor shall not prejudice or affect in any way the rights of the Vendor in respect of the warranties and representations of the Purchaser set forth in this Agreement.

Part 10
FURTHER ASSURANCES

10.1	Further Assurances

The Vendor will from time to time upon reasonable notice after the Closing execute and deliver to the Purchaser all such conveyances, transfers, assignments and other instruments in writing and further assurances as the Purchaser may reasonably require from the Vendor, and the Purchaser will execute and deliver to the Vendor all such agreements of assumption and other instruments in writing and further assurances as the Vendor may reasonably require from the Purchaser, in order to give effect to the provisions hereof. Subject to prior written approval, all costs and expenses incurred by a Party at the request of the other in providing such conveyances, assignments, assumptions and other instruments and further assurances shall be for the account of the requesting Party.

Part 11
Indemnities

11.1	Indemnification of Purchaser by Vendor

The Vendor covenants and agrees with the Purchaser to indemnify the Purchaser and each of its respective officers, directors, managers, members, employees, agents, successors and assigns against all Proceedings, liabilities, obligations, claims, demands, damages, losses, costs and expenses (including reasonable legal fees) suffered or incurred by the Purchaser, directly or indirectly (the “Purchaser’s Losses”), by reason of or arising out of any of the following:

(a)	any warranties or representations on the part of the Vendor hereunder being untrue;

(b)	a breach of any agreement, term or covenant on the part of the Vendor made or to be observed or performed under this Agreement, except for breaches that are de minimis or that are remedied by the Vendor within ten (10) Business Days after notice thereof; or

(c)	any Purchaser’s Losses, legal causes of which arise prior to the Closing Date and arising from:

(i)	all Taxes of the Vendor and all interest and penalties thereon due and payable to all applicable Government Authorities (other than Taxes allocated to the Purchaser pursuant to Section 5.6); or

(ii)	any Proceedings pending or, to the best of the knowledge of the Vendor, threatened against, or relating to the Vendor or SNI and Judgments outstanding against the Vendor on or prior to the Closing Date.

11.2	Claims Under Vendor’s Indemnities

If any claim is made by any Person against the Purchaser in respect of which the Purchaser may incur or suffer damages, losses, costs or expenses, directly or indirectly, that might reasonably be considered to be subject to the indemnification obligations of the Vendor in Section 11.1, the Purchaser shall notify the Vendor where indemnification is sought under Section 11.1 (in this Section 11.2, as applicable, the “Indemnitor”) as soon as reasonably practicable of the nature of such claim and the Indemnitor shall be entitled (but not required) to assume the defense of any suit brought to enforce such claim. The Purchaser’s omission to so notify the Indemnitor shall not relieve the Indemnitor of any liability which the Indemnitor may have under the indemnity in Section 11.1, except only to the extent that any such delay in, or failure to give, notice as herein required prejudices the defense, settlement or mitigation of a claim or results in any material increase in the Purchaser’s Losses. The defense of any such claim (whether assumed by the Indemnitor or not) shall be through experienced and competent legal counsel, and shall be conducted in a manner acceptable to the Purchaser, and the Indemnitor, acting reasonably, and no settlement may be made or permitted to be made, as applicable, by the Indemnitor or the Purchaser without the prior written consent of the other. If the Indemnitor assumes the defense of any claim then:

(a)	the Purchaser and their counsel shall cooperate with the Indemnitor and its counsel in the course of the defense, such cooperation to include providing or making available to the Indemnitor and its counsel documents and information and witnesses for attendance at examinations for discovery and trials;

(b)	the reasonable legal fees and disbursements and other costs of such defense shall, from and after such assumption, be borne by the Indemnitor on a solicitor and own client basis; and

(c)	if the Purchaser retains additional counsel to act on its behalf, the Indemnitor and its counsel shall cooperate with the Purchaser and their counsel, such cooperation to include providing or making available to the Purchaser and their counsel documents and information and witnesses for attendance at examinations for discovery and trials; provided that all fees and disbursements of such additional counsel shall be paid by the Purchaser on a solicitor and own client basis, unless:

(i)	the Indemnitor consents to the retention of such counsel by the Purchaser at the Indemnitor’s expense; or

(ii)	the Indemnitor and the Purchaser are or become parties to the same action, and the representation of all parties by the same counsel would be inappropriate due to a conflict of interest,

in which case all fees and disbursements of the Purchaser’s counsel shall be paid by the Indemnitor on a solicitor and own client basis.

If the Indemnitor has not assumed the defense of a claim and employed counsel therefor within 30 days of receiving notice of such claim, all fees and disbursements of the Purchaser’s counsel in respect of such claim shall be paid by the Indemnitor on a solicitor and own client basis. If the Indemnitor, having elected to assume the defense of any claim, thereafter fails to defend such claim within a reasonable time and with reasonable diligence, the Purchaser shall be entitled to assume the defense of the claim and the Indemnitor shall be bound by the results obtained by the Purchaser with respect to such claim.

In the event that any claim is of a nature such that the Purchaser is required by applicable Law or any Judgment to make payment to any Person or Government Authority with respect to such claim before the completion of settlement negotiations or legal Proceedings, the Purchaser may make such payment and the Indemnitor shall, forthwith after demand by the Purchaser reimburse the Purchaser for any such claim. If the amount of any liability of the Purchaser under the claim in respect of which such a payment was made, as finally determined, is less than the amount which was paid by the Indemnitor to the Purchaser, the Purchaser shall promptly pay the amount of such difference to the Indemnitor. The Purchaser shall not knowingly permit any right of appeal in respect of any claim to terminate without giving the Indemnitor reasonable notice thereof and a reasonable opportunity to contest such claim.

For avoidance of doubt, references in this Section 11.2 to the Purchaser shall also include each of its respective officers, directors, managers, members, employees, agents, successors and assigns.

11.3	Indemnification Limitations

Notwithstanding the foregoing, (a) the Vendor shall not be liable for any indemnifiable claims unless and until the aggregate amount of such claims, excluding legal fees, exceeds $100,000 (the “De Minimis Amount”), provided that once the aggregate amount of such claims exceeds the De Minimis Amount, the Vendor shall be liable for the entire payment, including the De Minimis Amount and reasonable legal fees, and (b) the total liability for the Vendor for all indemnifiable claims arising under this Agreement shall not exceed $1,000,000, except for claims involving fraud or fraudulent misrepresentation, which shall not be subject to this limitation. The parties further acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims for fraud or fraudulent misrepresentation) for any breach or inaccuracy of any representation, warranty, covenant, agreement or obligation set forth in this Agreement or otherwise relating to the transactions contemplated in this Agreement shall be pursuant to the indemnification provisions set forth in this Section 11.

11.4	Indemnification of Vendor by Purchaser

The Purchaser covenants and agrees with the Vendor to indemnify the Vendor and its respective officers, directors, managers, members, employees, agents, successors and assigns against all Proceedings, liabilities, obligations, claims, demands, damages, losses, costs and expenses (including legal fees on a solicitor and own client basis) suffered or incurred by the Vendor, directly or indirectly (the “Vendor’s Losses”), by reason of or arising out of any of the following:

(a)	any warranties or representations on the part of the Purchaser hereunder being untrue;

(b)	a breach of any agreement, term or covenant on the part of the Purchaser made or to be observed or performed under this Agreement; or

(c)	any Vendor’s Losses, legal causes of which arise following the Closing Date and arising from any Proceedings pending or, to the best of the knowledge of the Purchaser, threatened against, or relating to the Purchaser and Judgments outstanding against the Purchaser.

11.5	Claims Under Purchaser’s Indemnities

If any claim is made by any Person against the Vendor in respect of which the Vendor may incur or suffer damages, losses, costs or expenses, directly or indirectly, that might reasonably be considered to be subject to the indemnification obligations of the Purchaser in Section 11.3, the Vendor shall notify the Purchaser, where indemnification is sought under Section 11.3 (in this Section 11.4, as applicable, the “Indemnitor”) as soon as reasonably practicable of the nature of such claim and the Indemnitor shall be entitled (but not required) to assume the defense of any suit brought to enforce such claim. The Vendor’s omission to so notify the Indemnitor shall not relieve the Indemnitor of any liability which the Indemnitor may have under the indemnity in Section 11.1, except only to the extent that any such delay in, or failure to give, notice as herein required prejudices the defense, settlement or mitigation of a claim or results in any material increase in the Vendor’s Losses. The defense of any such claim (whether assumed by the Indemnitor or not) shall be through experienced and competent legal counsel, and shall be conducted in a manner, acceptable to the Vendor and the Indemnitor, acting reasonably, and no settlement may be made or permitted to be made, as applicable, by the Indemnitor or the Vendor without the prior written consent of the other. If the Indemnitor assumes the defense of any claim then:

(a)	the Vendor and their counsel shall cooperate with the Indemnitor and its counsel in the course of the defense, such cooperation to include providing or making available to the Indemnitor and their counsel documents and information and witnesses for attendance at examinations for discovery and trials;

(b)	the reasonable legal fees and disbursements and other costs of such defense shall, from and after such assumption, be borne by the Indemnitor on a solicitor and own client basis; and

(c)	if the Vendor retains additional counsel to act on its behalf, the Indemnitor and its counsel shall cooperate with the Vendor and its counsel, such cooperation to include providing or making available to the Vendor and its counsel documents and information and witnesses for attendance at examinations for discovery and trials; provided that all fees and disbursements of such additional counsel shall be paid by the Vendor on a solicitor and own client basis, unless:

(i)	the Indemnitor consents to the retention of such counsel by the Vendor at the Purchasers’ expense; or

(ii)	the Indemnitor and the Vendor are or become parties to the same action, and the representation of all parties by the same counsel would be inappropriate due to a conflict of interest,

in which case all fees and disbursements of the Vendor’s counsel shall be paid by the Indemnitor on a solicitor and own client basis.

If the Indemnitor has not assumed the defense of a claim and employed counsel therefor within 30 days of receiving notice of such claim, all fees and disbursements of the Vendor’s counsel in respect of such claim shall be paid by the Indemnitor on a solicitor and own client basis. If the Indemnitor, having elected to assume the defense of any claim, thereafter fails to defend such claim within a reasonable time and with reasonable diligence, the Vendor shall be entitled to assume the defense of the claim and the Indemnitor shall be bound by the results obtained by the Vendor with respect to such claim.

In the event that any claim is of a nature such that the Vendor is required by applicable Law or any Judgment to make payment to any Person or Government Authority with respect to such claim before the completion of settlement negotiations or legal Proceedings, the Vendor may make such payment and the Indemnitor shall, forthwith after demand by the Vendor reimburse the Vendor for any such claim. If the amount of any liability of the Vendor under the claim in respect of which such a payment was made, as finally determined, is less than the amount which was paid by the Indemnitor to the Vendor, the Vendor shall promptly pay the amount of such difference to the Indemnitor. The Vendor shall not knowingly permit any right of appeal in respect of any claim to terminate without giving the Indemnitor reasonable notice thereof and a reasonable opportunity to contest such claim.

For avoidance of doubt, references in this Section 11.4 to the Vendor shall also include each of their respective officers, directors, managers, members, employees, agents, successors and assigns.

11.6	Survival of Indemnities

The indemnities provided in this Part 11 will survive the Closing and shall continue in full force and effect for the benefit of the applicable Parties’; provided, that no claim may be made or brought by a Party pursuant to this Part 11 after the date that is eighteen (18) months following the Closing Date, except a claim for breach of any of the representations and warranties by the Vendor or the Purchaser in or pursuant to this Agreement involving fraud or fraudulent misrepresentation, subject only to applicable limitation periods imposed by applicable Law.

11.7	Indemnification Limitations

Notwithstanding the foregoing, (a) the Purchaser shall not be liable for any indemnifiable claims unless and until the aggregate amount of such claims, excluding legal fees, exceeds $100,000 (the “De Minimis Amount”), provided that once the aggregate amount of such claims exceeds the De Minimis Amount, the Purchaser shall be liable for the entire payment, including the De Minimis Amount and reasonable legal fees, and (b) the total liability for the Purchaser for all indemnifiable claims arising under this Agreement shall not exceed $1,000,000, except for claims involving fraud or fraudulent misrepresentation, which shall not be subject to this limitation. The parties further acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims for fraud or fraudulent misrepresentation) for any breach or inaccuracy of any representation, warranty, covenant, agreement or obligation set forth in this Agreement or otherwise relating to the transactions contemplated in this Agreement shall be pursuant to the indemnification provisions set forth in this Section 11.

Part 12
TERMINATION, AMENDMENT AND WAIVER

12.1	Termination by the Purchaser

Subject to compliance with Section 11, the Purchaser may, when not in default in the performance of any of its obligations under this Agreement, without prejudice to any other rights, terminate this Agreement by written notice to the Vendor if:

(a)	not all of the conditions precedent in Part 7 and 8 will be or have been satisfied or waived by the Purchaser on the Termination Date;

(b)	this Agreement or any other material part of the transactions contemplated herein cannot be completed because the Vendor is in default under any of its covenants contained in Part 5 on the Termination Date; or

(c)	the Vendor breaches this Agreement in any material respect.

12.2	Termination by the Vendor

Subject to compliance with Section 7.2, the Vendor, when not in default in the performance of any of its obligations under this Agreement, may, without prejudice to any other rights, terminate this Agreement by written notice to the Purchaser if:

(a)	not all of the conditions precedent in Part 7 and 9 will be or have been satisfied or waived by the Purchaser on the Termination Date;

(b)	this Agreement or any other material part of the transactions contemplated herein cannot be completed because the Vendor is in default under any of its covenants contained in Part 5 on the Termination Date; or

(c)	the Purchaser breaches this Agreement in any material respect.

12.3	Effect of Termination

In the case of any termination of this Agreement pursuant to this Part 12, this Agreement, except in respect to any obligation hereunder which expressly survives termination in accordance with its terms, will be of no further force or effect provided that nothing herein will relieve any Party from its liability for any breach of this Agreement prior to such termination.

12.4	Amendment

The Agreement may not be modified or amended except by an instrument in writing duly executed by or on behalf of all of the Parties.

12.5	Extension and Waiver

At or any time prior to Closing Time, the Purchaser, the Vendor or SNI may to the extent legally allowed:

(a)	extend the time for the performance of any of the obligations or other acts of the other Parties;

(b)	waive any inaccuracies in the representations and warranties made by the other Parties; and/or

(c)	waive compliance with any of the agreements, covenants or conditions for the benefit of such Party contained herein.

Any agreement on the part of the Purchaser, the Vendor or SNI to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on their behalf.

Part 13
General

13.1	Expenses

All costs and expenses incurred in connection with the preparation, negotiation, implementation and execution of this Agreement and the transactions contemplated by this Agreement and in obtaining any necessary Consents and Notices, shall be paid by the party incurring such expenses or required to obtain such Consents and Notices, as applicable.

13.2	Arbitration

Any disagreement among the parties as to the interpretation or enforcement of this Agreement shall be resolved, failing agreement, by binding arbitration in accordance with the provisions of the Arbitration Act (British Columbia). The subject of all such arbitrations will be subject to any statutes of limitation applicable that would be applicable if the claims were litigated. All arbitration hearings will be conducted in Vancouver, British Columbia by an arbitrator agreed upon by the parties to the arbitration or, failing agreement, an arbitrator appointed under the Arbitration Act (British Columbia) upon application by any party for that purpose. In addition to all other powers, the arbitrator shall have the exclusive right to determine all issues of arbitrability. Judgment on any arbitration award may be entered in any court with jurisdiction. The cost of arbitration (other than a party’s own costs) shall be borne equally by the parties.

13.3	Time

Time shall be of the essence hereof.

13.4	Notices

Any notice or other writing required or permitted to be given hereunder or for the purposes hereof shall be sufficiently given if delivered by courier or electronic transmission to the Party to whom it is given addressed to such Party at:

(a)	If to the Purchaser:

MIZA III Ventures Inc.
1510 – 789 West Pender Street
Vancouver, BC V6C 1H2
Attention:	Azim Dhalla, President
Email:	dhallaazim@gmail.com

with a copy (not to constitute notice) at:

MLT Aikins LLP
2600-1066 West Hasting Street

Vancouver, BC V6E 3X1

Attention:	Mahdi Shams
Email:	mshams@mltaikins.com

(b)	If to the Vendor or SNI at:

SciSparc Ltd.

20 Raul Wallenberg Street, Tower A

Tel-Aviv-Yafo

6971916

Attention: Oz Adler

Email: oz@scisparc.com

with a copy (not to constitute notice) at:

PAC Law
Attention:	Peter Crawford
Email:	peter@paclaw.ca

Meitar Law Firm
Attention:	Elad Ziv
Email:	eladz@meitar.com

or at such other address as the Party to whom such writing is to be given shall have last notified to the Party giving the same in the manner provided in this clause. Any notice delivered by courier or facsimile to the Party to whom it is addressed shall be deemed to have been given and received on the Business Day next following the day it was delivered or telecopied.

13.5	Further Assurances

The Parties shall with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by the other Party as may be reasonably necessary or desirable to give effect to the purpose of this Agreement and carry out its provisions whether before or after the Closing Date.

13.6	Enurement

This Agreement and each of the terms and provisions hereof shall inure to the benefit of and be binding upon the Parties and their respective heirs, executors, administrators, personal Representatives, successors and permitted assigns.

13.7	Assignment

This Agreement and the rights, duties and obligations of any Party hereunder are not assignable without the prior written consent of the other Party hereto.

13.8	Counterparts

This Agreement may be executed in any number of counterparts and may be signed and delivered by facsimile or other means of electronic communication producing a printed copy, each of which so signed shall be deemed to be an original. Such counterparts shall together constitute one and the same instrument and, notwithstanding the date of execution, shall be deemed to bear the date first written above.

13.9	Severability

Wherever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable Law. If any portion of this Agreement is declared invalid for any reason in any jurisdiction, such declaration shall have no effect upon the remaining portions of this Agreement which shall continue in full force and effect as if this Agreement had been executed with the invalid portions thereof deleted; provided, however, if such severability will negate in any material respect the monetary terms of this Agreement, then the Parties shall negotiate in good faith to amend the invalid terms in a manner so that such terms shall not be invalid and will not modify in any material respect the monetary terms of this Agreement unless otherwise agreed to by the Parties. Furthermore, the entirety of this Agreement shall continue in full force and effect in all other jurisdictions.

13.10	Entire Understanding

This Agreement, including the Schedules hereto, sets forth the entire agreement and understanding between the Parties with respect to the subject matter hereof and supersedes any and all prior discussions, negotiations, letters of intent or agreements in principle between them.

13.11	Binding Effect; No Third Party Beneficiaries

Except for the provisions of Part 11 relating to the officers, directors, managers, members, employees, agents, successors and assigns of each of the Vendor and the Purchaser (the “Permitted Third Parties”), this Agreement shall be binding upon and shall inure to the exclusive benefit of the Parties and their respective heirs, executors, administrators, legal representatives, successors and permitted assigns and nothing herein, express or implied, is intended to, nor shall it, confer on any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. The Parties agree that, for the purpose of giving enforceable rights under this Agreement to the Permitted Third Parties who are not party to this Agreement, the Vendor and the Purchaser, as the case may be, is contracting as agent of such Persons and will hold the rights of such Persons in trust for them.

13.12	Language

This Agreement has been negotiated and executed in the English language. The Parties agree and acknowledge that the English version of this Agreement shall prevail over any translation of the Agreement to the extent permitted by applicable Law.

[Remainder of page intentionally left blank. Signature page to follow.]

IN WITNESS WHEREOF the Parties have duly executed this Agreement as of the day and year first above written.

MIZA III VENTURES INC.

Per:	/s/ Azim Dhalla
Authorized Signatory

SCISPARC LTD.

Per:	/s/ Oz Adler /s/ Itzchak Shrem
Authorized Signatory

Schedule A
INTELLECTUAL PROPERTY ASSETS

[***]

A-1

Schedule B
FORM OF CONTINGENT RIGHT CERTIFICATE

[***]

B-1

Schedule C
Form of Convertible Note

[***]

C-1

Schedule D
ASSET ACQUISITION STATEMENT

[***]

D-1